As filed with the Securities and Exchange Commission on April 20, 2006.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Riverbed Technology, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3576	03-0448754
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

501 Second Street

San Francisco, CA 94107

(415) 247-8800

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jerry M. Kennelly

President and Chief Executive Officer

501 Second Street

San Francisco, CA 94107

(415) 247-8800

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr.

Craig M. Schmitz

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, California 94025

Telephone: (650) 321-2400

Telecopy: (650) 321-2800

Daniel J. Weiser Richard A. Kline Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300 Telecopy: (650) 493-6811

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value	$74,750,000	$7,999

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2006.

                 Shares

Riverbed Technology, Inc.

Common Stock

This is an initial public offering of shares of common stock of Riverbed Technology, Inc.

Riverbed is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares. Riverbed will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . Application has been made for quotation on the Nasdaq Global Market under the symbol “RVBD.”

See “ Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Riverbed	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Riverbed at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2006.

Goldman, Sachs & Co.

Citigroup	Deutsche Bank Securities

Thomas Weisel Partners LLC

Prospectus dated                     , 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Riverbed,” the “company,” “we,” “us” and “our” in this prospectus to refer to Riverbed Technology, Inc. and its subsidiaries.

Riverbed

Overview

Riverbed® has developed an innovative and comprehensive solution to the fundamental problems of wide-area distributed computing. Historically, computing within an organization across wide area networks (WANs) has been plagued by poor performance, IT complexity and high cost. Our Steelhead® appliances enable our customers to improve the performance of their applications and access to their data across WANs, typically increasing transmission speeds by 5 to 50 times and in some cases up to 100 times. Our products also offer the ability to simplify IT infrastructure and realize significant capital and operational cost savings. Our goal is to establish our solution as the preeminent performance and efficiency standard for organizations relying on wide-area distributed computing. We believe that our products and services can provide significant benefits in millions of locations worldwide.

We refer to Wide-area Data Services (WDS) as the market for providing global access to data and applications across WANs with local area network (LAN)-like performance. Unlike alternative approaches, our WDS products and services simultaneously address, across a broad range of applications, the inter-related root causes of poor performance of wide-area distributed computing: application protocol inefficiencies, network protocol inefficiencies and insufficient bandwidth.

Our Steelhead line of appliances utilizes our proprietary software to deliver significant benefits to our customers, including the ability to:

•	accelerate performance of applications and access to data over the WAN;

•	consolidate geographically distributed IT resources;

•	reduce the need for WAN bandwidth;

•	shorten storage back-up and replication time over the WAN;

•	provide local storage for continued access to remote files during WAN failures; and

•	improve productivity and reduce frustration for IT managers and end-users.

Our products are designed to be deployed more easily and transparently into our customers’ networks than alternative products. Our products are also more easily managed, are scalable across networks of all sizes and address the wide-area distributed computing needs of every major industry.

We began commercial shipments of our products in May 2004. Since that time, our products have been sold to more than 700 customers worldwide, from large global organizations with hundreds or thousands of locations to smaller organizations with as few as two locations. We sell our products and support indirectly through value-added resellers (VARs) and original equipment manufacturer (OEM) partners and directly through our sales force.

Industry Background

Technological advances have improved users’ ability to access data and use applications rapidly across their LANs and store enormous amounts of information economically. However, these same applications and storage technologies often exhibit slow performance, data inconsistencies and management complexities across WANs. Poor performance or downtime can pose serious business challenges to organizations that increasingly rely on their networks to be productive and efficient.

The WDS market is large and growing. We regard the millions of remote offices, headquarters and other computing locations around the world as potential sites for our products. The key drivers of demand in this market are the increasingly geographically distributed nature of organizations and employees, the growing business dependence on application performance and real-time access to data and the increasing desirability of consolidation of IT resources to achieve compelling cost, management and data protection benefits.

Historically, organizations have implemented partial solutions in attempting to improve the performance of wide-area distributed computing. These include incremental investments in bandwidth and IT infrastructure resources, as well as caching and WAN optimization approaches. None of these alternatives addresses all of the root causes of wide-area distributed computing problems for a broad array of applications. We believe these performance problems can be best solved by simultaneously addressing limitations imposed by application protocol inefficiencies and network protocol inefficiencies as well as insufficient bandwidth. Application and network limitations include the effects of “latency” (the time it takes data to travel distances across a WAN) and protocol inefficiencies or “chattiness” (the numerous interactions between clients and servers that are often required by applications or network transport protocols to complete an operation or transfer data). The combination of latency and chattiness is a key problem for wide-area distributed computing.

We believe significant demand exists for an integrated, flexible and comprehensive WDS solution that adequately addresses all root causes of the fundamental performance problems of wide-area distributed computing.

The Riverbed Strategy

Key elements of our strategy include:

•	Maintain and extend our technological advantages — We intend to enhance our position as a leader and innovator in the WDS market;

•	Enhance and extend our product line — We plan to introduce new models of our current products and to introduce new products to extend our capabilities;

•	Increase market awareness — We will continue promoting our brand and the effectiveness of our comprehensive WDS solution;

•	Scale our distribution channels — We intend to leverage and expand our indirect channels to extend our geographic reach and market penetration; and

•	Enhance and extend our support and services capabilities — We plan to enhance and extend our support and services capabilities to continue to support our growing global customer base.

Corporate Information

We were founded in May 2002 under the name NBT Technology, Inc. and changed our name to Riverbed Technology, Inc. in September 2003. Our principal executive offices are located at 501 Second Street, San Francisco, California 94107. Our telephone number is (415) 247-8800. Our website address is www.riverbed.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Riverbed Technology,” “Riverbed,” “Steelhead,” “RiOS” and other trademarks or service marks of Riverbed appearing in this prospectus are the property of Riverbed. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered by Riverbed	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to repay our credit facility or acquire other businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time. We will not receive any proceeds from the shares sold by the selling stockholders. See the section titled “Use of Proceeds.”

Dividend policy	Currently, we do not anticipate paying cash dividends.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Proposed Nasdaq Global Market symbol	RVBD

The number of shares of our common stock to be outstanding following this offering is based on 56,162,771 shares of our common stock outstanding as of December 31, 2005, which includes, on a pro forma basis, the issuance of 3,738,318 shares of Series D convertible preferred stock in February 2006 and the assumed conversion of all outstanding shares of our preferred stock, but excludes:

•	2,798,146 shares of common stock issuable upon exercise of options outstanding as of December 31, 2005, at a weighted average exercise price of $0.956 per share;

•	132,967 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2005, at a weighted average exercise price of $0.742 per share;

•	193,265 shares of common stock reserved as of December 31, 2005 for future grant under our 2002 Stock Plan and an additional 2,315,000 shares of common stock reserved since December 31, 2005 for future grant under our 2002 Stock Plan; and

•	5,000,000 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 3,000,000 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, 500,000 shares of common stock reserved for issuance under our 2006 Director Option Plan and 1,500,000 shares of common stock reserved for issuance under our 2006 Employee Stock Purchase Plan, each of which will become effective on the effective date of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock, including the Series D convertible preferred stock, into 39,441,439 shares of common stock, upon the closing of this offering;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares from Riverbed to cover over-allotments.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year ended December 31,
	2003	2004	2005
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$—	$2,562	$22,941
Cost of revenue (1)	—	1,523	8,594

Gross profit	—	1,039	14,347

Operating expenses
Sales and marketing (1)	976	5,586	19,722
Research and development (1)	2,360	4,266	8,108
General and administrative (1)	665	1,033	3,531

Total operating expenses	4,001	10,885	31,361

Operating loss	(4,001)	(9,846)	(17,014)

Other income (expense), net	27	24	(77)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(3,974)	(9,822)	(17,091)
Provision for income taxes	—	5	55

Loss before cumulative effect of change in accounting principle	(3,974)	(9,827)	(17,146)
Cumulative effect of change in accounting principle	—	—	280

Net loss	$(3,974)	$(9,827)	$(17,426)

Net loss per common share, basic and diluted	$(1.82)	$(1.71)	$(1.85)

Shares used in computing basic and diluted net loss per common share	2,189	5,760	9,401

Pro forma net loss per common share, basic and diluted (unaudited) (2)			$(0.39)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited) (2)			45,105

(1)	Includes stock-based compensation as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Cost of revenue	$—	$1	$40
Sales and marketing	—	78	482
Research and development	—	12	397
General and administrative	—	1	368

Total stock-based compensation	$—	$92	$1,287

(2)	The pro forma weighted average common shares outstanding reflects the automatic conversion of the 35,703,121 shares of Series A, B and C convertible preferred stock outstanding as of December 31, 2005 into common stock upon completion of this offering. The pro forma weighted average common shares outstanding does not include either the sale of 3,738,318 shares of Series D convertible preferred stock in February 2006 or their conversion into common stock upon the closing of this offering.

	As of December 31, 2004	As of December 31, 2005
	Actual	Actual	Pro Forma (3) (unaudited)	Pro Forma As Adjusted (4) (unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,380	$10,410	$10,410	$
Working capital	23,382	6,411	7,005
Total assets	26,838	23,644	23,644
Preferred stock warrant liability	—	594	—
Current and long-term debt	1,374	2,461	2,461
Common stock and additional paid-in-capital	612	10,130	47,109
Convertible preferred stock	36,469	36,385	—
Total stockholders’ equity (deficit)	(13,931)	(29,911)	7,068

(3)	The pro forma column in the consolidated balance sheet data table above reflects the conversion of the 35,703,121 shares of Series A, B and C convertible preferred stock into common stock upon completion of this offering. It also reflects the reclassification of the warrant liabilities to common stock and additional paid-in-capital. The pro forma column in the consolidated balance sheet table does not include either the sale of the 3,738,318 shares of Series D convertible preferred stock in February 2006 or their conversion into common stock upon the closing of this offering.

(4)	The pro forma as adjusted column in the consolidated balance sheet data table above reflects (i) our sale of Series D convertible preferred stock, (ii) the conversion of all outstanding shares of our preferred stock into common stock and the reclassification of the warrant liabilities to common stock and additional paid-in-capital upon the closing of this offering and (iii) our sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our net proceeds from this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We compete in new and rapidly evolving markets and have a limited operating history, which make it difficult to predict our future operating results.

We were incorporated in May 2002 and shipped our first Steelhead appliance in May 2004. We have a limited operating history and offer a single line of products in an industry characterized by rapid technological change. It is very difficult to forecast our future operating results. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by early stage companies in rapidly evolving markets characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introductions of new products and services. As we encounter rapidly changing customer requirements and increasing competitive pressures, we likely will be required to reposition our product and service offerings and introduce new products and services. We may not be successful in doing so in a timely and appropriately responsive manner, or at all. Furthermore, because we compete in an early stage market, many of our target customers have not purchased products similar to ours and might not have a specific budget for the purchase of our products and services. All of these factors make it difficult to predict our future operating results.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last month of the quarter, making our quarterly operating results difficult to predict even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our operating results include:

•	fluctuations in demand, sales cycles and prices for our products and services;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	the timing of recognizing revenue in any given quarter as a result of software revenue recognition rules;

•	lower revenue caused by any displacement of our planned direct or other channel appliance sales by sales instead made by our OEM licensees;

•	the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing of product releases or upgrades by us or by our competitors;

•	any significant changes in the competitive dynamics of our markets, including new entrants or substantial discounting of products;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase;

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R); and

•	general economic conditions in our domestic and international markets.

We have a history of losses and we may not achieve profitability in the future.

We have not yet achieved profitability. We experienced a net loss of $17.4 million for the year ended December 31, 2005. As of December 31, 2005, our accumulated deficit was $31.5 million. We expect to continue to incur losses, and we may not become profitable for the foreseeable future, if ever. We expect to make significant expenditures related to the development of our business, including expenditures to hire additional personnel relating to sales and marketing and technology development. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We would have to generate and sustain significantly increased revenue to achieve profitability. Our revenue growth trends in prior periods are not likely to be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

We face intense competition that could reduce our revenue and adversely affect our financial results.

The market for our products is highly competitive and we expect competition to intensify in the future. Other companies may introduce new products in the same markets we serve or intend to enter. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition.

Competitive products may in the future have better performance, lower prices and broader acceptance than our products. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Currently, we face competition from a number of established companies, including Cisco Systems (which acquired Actona Technologies), Juniper Networks (which acquired Peribit Networks) and F5 Networks (which acquired Swan Labs). We also face competition from a large number of smaller private companies and new market entrants.

We expect increased competition from other established and emerging companies if our market continues to develop and expand. For example, third parties currently selling our products could market products and services that compete with our products and services. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers’ perceptions of the viability of smaller and even medium-sized technology companies and consequently customers’ willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

We also face competitive pressures from other sources. For example, Microsoft has announced its intention to improve the performance of its software for remote office users. Our products are designed to improve the performance of many applications, including applications that are based on Microsoft protocols. Accordingly, improvements to Microsoft application protocols may reduce the need for our products, adversely affecting our business, operating results and financial condition. Improvement in other application protocols or in the Transmission Control Protocol (TCP), the underlying transport protocol for most WAN traffic, could have a similar effect. In addition, we market our products, in significant part, on the anticipated cost savings to be realized by organizations if they are able to avoid the purchase of costly IT infrastructure at remote sites by purchasing our products. To the extent other companies are able to reduce the costs associated with purchasing and maintaining servers, storage or applications to be operated at remote sites, our business, operating results and financial condition could be adversely affected.

We rely on value-added resellers, original equipment manufacturers and other distribution partners to sell our products, and disruptions to, or our failure to develop and manage, our distribution channels and the processes and procedures that support them effectively could adversely affect our business.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of value-added resellers, original equipment manufacturers and other distribution partners. A significant amount of our revenue is derived through indirect channel sales, and we expect indirect channel sales to continue to increase as a percentage of our total revenue. Accordingly, our revenue depends in large part on the effective performance of these channel partners. Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We have no long-term contracts or minimum purchase commitments with any of our OEMs, value-added resellers or distributors, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with channel partners would likely materially adversely affect our business, operating results and financial condition.

If functionality similar to that offered by our products is incorporated into existing network infrastructure products, organizations may decide against adding our appliances to their network, which would have an adverse effect on our business.

Other providers of network infrastructure products are offering or announcing functionality aimed at addressing the problems addressed by our products. For example, Cisco Systems has communicated its intent to incorporate WAN optimization functionality into certain of its router products.

The inclusion of, or the announcement of intent to include, functionality perceived to be similar to that offered by our products in products that are already generally accepted as necessary components of network architecture may have an adverse effect on our ability to market and sell our products. Furthermore, even if the functionality offered by other network infrastructure providers is more limited than our products, a significant number of customers may elect to accept such limited functionality in lieu of adding additional appliances from an additional vendor. Many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of network infrastructure products, which may make them reluctant to add new components to their networks, particularly from new vendors. In addition, an organization’s existing vendors or new vendors with a broad product offering may be able to offer concessions that we are not able to match because we currently offer only a single line of products and have fewer resources than many of our competitors. If organizations are reluctant to add additional network infrastructure from new vendors or otherwise decide to work with their existing vendors, our business, operating results and financial condition will be adversely affected.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated over the course of our business. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. Protecting against the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties could claim that our products or technology infringe their proprietary rights. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims would require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or channel partners, which could have a material adverse effect on our business, operating results and financial condition.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefit of our products, including their technical capabilities and potential cost savings to an organization. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, in some cases over twelve months. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially adversely affected.

We are susceptible to shortages or price fluctuations in our supply chain. Any shortages or price fluctuations in components used in our products could delay shipment of our products, which could materially adversely affect our business.

Shortages in components that we use in our products are possible and our ability to predict the availability of such components may be limited. Some of these components are available only from single or limited sources of supply. The process of qualifying alternate sources for components, if available at all, may be time consuming, difficult and costly. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantity requirements and delivery schedules. Any growth in our business or the economy is likely to create greater pressures on us and our suppliers to project overall component demand accurately and to establish optimal component inventory levels. In addition, increased demand by third parties for the components we use in our products may lead to decreased availability and higher prices for those components. We carry very little inventory of our products and product components, and we rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based on forecasts we provide. We rely on purchase orders rather than long-term contracts with our suppliers. As a result, even if available, we may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner, which would seriously impact our ability to deliver products to our customers, and our business, operating results and financial condition would be adversely affected.

If we fail to predict accurately our manufacturing requirements, we could incur additional costs or experience manufacturing delays which would harm our business. We are dependent on contract manufacturers with whom we do not have long-term supply contracts, and changes to those relationships, expected or unexpected, may result in delays or disruptions that could harm our business.

We depend on independent contract manufacturers to manufacture and assemble our products. We rely on purchase orders with all of our contract manufacturers and do not have long-term supply arrangements with any of them. As a result, our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price. Our orders may represent a relatively small percentage of the overall orders received by our contract manufacturers from their customers. As a result, fulfilling our orders may not be considered a priority by one or more of our contract manufacturers in the event the contract manufacturer is constrained in its ability to fulfill all of its customer obligations in a timely manner. We provide demand forecasts to our contract manufacturers. If we overestimate our requirements, the contract manufacturers may assess charges or we may have liabilities for excess inventory, each of which could negatively affect our gross margins. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and the demand for each component at a given time, if we underestimate our requirements, the contract manufacturers may have inadequate materials and components required to produce our products, which could interrupt manufacturing of our products and result in delays in shipments and deferral or loss of revenue.

It is time consuming and costly to qualify and implement contract manufacturer relationships. Therefore, if one or more of our contract manufacturers suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its manufacturing operations, or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed and our business, operating results and financial condition would be adversely affected.

If we lose key personnel or are unable to attract and retain personnel on a cost-effective basis, our business would be harmed.

Our success is substantially dependent upon the performance of our senior management and key technical and sales personnel. Our management and employees can terminate their employment at any time, and the loss of the services of one or more of our executive officers or other key employees could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our sales, research and development and customer service departments. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical, sales and other personnel on a cost-effective basis, our business, operating results and financial condition would be adversely affected.

We may not generate positive returns on our research and development investments.

Developing our products is expensive, and the investment in product development may involve a long payback cycle. In 2004 and 2005, our research and development expenses were $4.3 million, or approximately 167% of our total revenue, and $8.1 million, or approximately 35% of our total revenue, respectively. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. These investments may take several years to generate positive returns, if ever.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post- deployment issues, and provide effective ongoing support, it would adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. As a result, our failure to maintain high quality support and services would have a material adverse effect on our business, operating results and financial condition.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. This future growth, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. If we do not effectively manage our growth, our business, operating results and financial condition would be adversely affected.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, our business and financial results will be adversely affected.

We may not be able to anticipate future market needs or be able to develop new products or product enhancements to meet such needs. For example, our failure to address additional application-specific protocols, particularly if our competitors are able to provide such functionality, could adversely affect our business. In addition, any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners, which would adversely affect our business, operating results and financial condition.

Organizations are increasingly concerned with the security of their data, and to the extent they elect to encrypt data being transmitted from the point of the end-user, rather than only across the WAN, our products will become less effective.

Our products are designed to remove the redundancy associated with repeated data requests over a WAN, either through a private network or a virtual private network (VPN). The ability of our products to reduce such redundancy depends on our products’ ability to recognize the data being requested. Our products currently do not detect repeated data patterns if the data is encrypted as it passes through our Steelhead appliances. Since most organizations currently encrypt most of their data transmissions only between sites and not on the LAN, the data is not encrypted when it passes through our appliances. If more organizations elect to encrypt their data transmissions from the end-user to the server, our products will offer little performance improvement unless we have been successful in incorporating additional functionality into our appliances that address those encrypted transmissions. Our failure to provide such additional functionality could adversely affect our business, operating results and financial condition.

Adverse economic conditions or reduced information technology spending may adversely impact our business.

Our business depends on the overall demand for information technology, and in particular for Wide-area Data Services, and on the economic health of our current and prospective customers. The market we serve is emerging and the purchase of our products involves material changes to established purchasing patterns and policies. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services and reduced unit sales.

If our products do not interoperate with our customers’ networks, installations will be delayed or cancelled, which would harm our business.

Our products must interoperate with our customers’ existing networks, which often have different specifications, utilize multiple protocol standards and products from multiple vendors, and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used in our customers’ networks or problematic network configurations or settings, as we have in the past, we may have to modify our software or hardware so that our products will interoperate with our customers’ networks. This could cause longer installation times for our products and could cause order cancellations, either of which would adversely affect our business, operating results and financial condition.

Our products are highly technical and may contain undetected software or hardware errors, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and, when deployed, are critical to the operation of many networks. Our products have contained and may contain undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may acquire other businesses, products or technologies. We have not made any acquisitions to date. Our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results and financial condition.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

In 2005, we derived approximately 18% of our revenue from customers outside the United States, and we continue to expand our international operations. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	the need to localize our products for international customers;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk; and

•	reduced protection for intellectual property rights in some countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Our use of open source and third-party software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We also incorporate certain third-party technologies, including software programs, into our products and may need to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology may not continue to be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the U.S. only with the required level of export license or through an export license exception, because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market’s Global Market, impose additional requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2007, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market’s Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could have a material adverse impact on our business, operating results and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading prices of the securities of technology companies have been highly volatile. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	the gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could have a material adverse effect on your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

Our securities have no prior market and our stock price may decline after the offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock quoted on the Nasdaq Global Market an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up, subject to extension or modification as discussed below, and other restrictions on resale lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of December 31, 2005, upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option were exercised in full, we would have outstanding                  shares of common stock upon completion of this offering. Of these shares, only the              shares of common stock sold in this offering, or              shares of common stock sold in this offering if the underwriters’ over-allotment option were exercised in full, will be freely tradable, without restriction, in the public market. Goldman, Sachs & Co. may, with the approval of our board of directors, permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

The 180-day contractual lock-up period may be extended or reduced if we announce, or are scheduled to announce, earnings or other material news or event within 15 days before or after the last day of the 180-day lock-up period. If during the last 15 days of the 180-day contractual lock-up period we issue an earnings release or announce material news or a material event, the contractual lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Prior to the expiration of the 180-day contractual lock-up period, if we announce that we will release earnings results during the 15-day period following the last day of the contractual lock-up period, the lock-up restrictions on resale will expire on the day 18 days prior to the scheduled earnings release so long as we issue a press release and accompanying current report on Form 8-K announcing the early release date at least three days before the early release date. If we do not publicly announce the early release date by such time, the lock-up restrictions will instead continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release. See the section titled “Shares Eligible for Future Sale” for a discussion of these and other transfer restrictions.

After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, or such shorter or longer period described above, up to an additional 52,424,453 shares will be eligible for sale in the public market, 45,527,921 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and, in certain cases, various vesting agreements. In addition, the 132,967 shares subject to outstanding warrants and the 10,306,411 shares that are either subject to outstanding options or reserved for future issuance under our 2002 Stock Plan, 2006 Equity Incentive Plan, 2006 Director Option Plan and 2006 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Some of our existing stockholders and holders of warrants have demand and piggyback rights to require us to register with the Securities and Exchange Commission up to 39,574,406 shares of our common stock. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market. All of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus, subject to extension or reduction.

After this offering, we intend to register approximately              shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option, compared to     % represented by the shares sold in this offering, assuming no exercise of the underwriters’ over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third-party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section titled “Principal and Selling Stockholders.”

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $             per share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their over-allotment option, if outstanding warrants to purchase our common stock are exercised, or if we issue additional equity securities, you will experience additional dilution.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. For more information, see the section titled “Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.” In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws, which will be in effect as of the closing of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws.

For more information regarding these and other provisions, see the section titled “Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies or the repayment of our outstanding credit facility. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	expected adoption of our products;

•	our ability to scale our distribution channel;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to manage expansion into international markets;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to hire and retain key personnel or qualified sales and marketing and technical staff; and

•	our ability to manage growth.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $            , assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriters’ option to purchase additional shares in this offering is exercised in full we estimate that our net proceeds will be approximately $            . We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures. In addition, we may choose to repay our credit facility or expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time.

Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, generally government securities and cash.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred equity. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our credit facility, which restrict or limit our ability to pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the following information:

•	our actual cash and cash equivalents and capitalization as of December 31, 2005;

•	our pro forma cash and cash equivalents and capitalization after giving effect to the issuance and sale of 3,738,318 shares of Series D convertible preferred stock in February 2006 and the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering; and

•	our pro forma as adjusted cash and cash equivalents and capitalization reflecting (i) our sale of Series D convertible preferred stock, (ii) the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering and (iii) the receipt of the estimated net proceeds from the sale of the shares of common stock offered by us in this offering, which excludes shares that may be subject to the underwriters’ over-allotment option, and the filing of a restated certificate of incorporation upon the closing of this offering.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2005
	Actual	Pro Forma (unaudited)	Pro Forma As Adjusted (unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$10,410	$30,325	$

Current and long-term debt	2,461	2,461
Preferred stock warrant liability	594	—
Convertible preferred stock, $0.0001 par value: 37,004,311 authorized and issuable in series, 35,703,121 shares issued and outstanding actual; 39,856,088 shares authorized, no shares issued and outstanding pro forma; 30,000,000 shares authorized, no shares issued and outstanding pro forma as adjusted	36,385	—
Stockholders’ equity (deficit):
Common stock and additional paid-in-capital, $0.0001 par value: 60,000,000 shares authorized, 16,721,332 shares issued and outstanding actual; 65,000,000 shares authorized, 56,162,771 shares issued and outstanding pro forma; 600,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	10,130	67,024
Deferred stock-based compensation	(8,495)	(8,495)
Accumulated deficit	(31,488)	(31,488)
Accumulated other comprehensive loss	(58)	(58)

Total stockholders’ equity (deficit)	$(29,911)	$26,983

Total capitalization	$9,529	$29,444	$

If the underwriters’ over-allotment option were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and shares issued and outstanding as of December 31, 2005 would be                     ,                     ,                     and                     , respectively.

This table excludes the following shares:

•	2,798,146 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2005, at a weighted average exercise price of $0.956 per share;

•	132,967 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2005, at a weighted average exercise price of $0.742 per share;

•	193,265 shares of common stock reserved as of December 31, 2005 for future grant under our 2002 Stock Plan;

•	an additional 2,315,000 shares of common stock reserved for issuance under our 2002 Stock Plan since December 31, 2005;

•	an additional 3,000,000 shares of common stock to be reserved for issuance under our 2006 Equity Incentive Plan following the closing of this offering;

•	an additional 500,000 shares of common stock to be reserved for issuance under our 2006 Director Option Plan following the closing of this offering; and

•	an additional 1,500,000 shares of common stock to be reserved for issuance under our 2006 Employee Stock Purchase Plan following the closing of this offering.

See the section titled “Management — Equity Benefit Plans” for a description of our equity plans.

DILUTION

Our pro forma net tangible book value as of December 31, 2005 was $27.0 million, or approximately $0.48 per share. Net tangible book value per share represents the amount of stockholders’ equity, divided by 56,162,771 shares of common stock outstanding after giving effect to the sale of 3,738,318 shares of Series D convertible preferred stock for aggregate net proceeds of approximately $20 million and the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2005 would have been $            million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate dilution in net tangible book value of $            per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share			$
Pro forma net tangible book value per share as of December 31, 2005		$0.48
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma net tangible book value per share after this offering			$

Dilution per share to new investors in this offering			$

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after this offering would be $            per share, the increase in pro forma net tangible book value per share to existing stockholders would be $            per share and the dilution to new investors purchasing shares in this offering would be $            per share.

The following table presents on a pro forma basis as of December 31, 2005, after giving effect to the sale of 3,738,318 shares of Series D convertible preferred stock and the automatic conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share data)
Existing stockholders	56,163%		$57,730%			$1.03
New stockholders					$

Totals		100.0%		100.0%

As of December 31, 2005, there were options outstanding to purchase a total of 2,798,146 shares of common stock at a weighted average exercise price of $0.956 per share. In addition, as of December 31, 2005, there were warrants outstanding to purchase 132,967 shares of preferred stock with a weighted average exercise price of $0.742 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. For a description of our equity plans, see the section titled “Management — Equity Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

We derived the selected consolidated financial data for the years ended December 31, 2003, 2004 and 2005, and as of December 31, 2004 and 2005, from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. We derived the selected consolidated financial data for the period from inception to December 31, 2002 and as of December 31, 2002 and 2003 from our audited consolidated financial statements and related notes which are not included in this prospectus. Historical results are not necessarily indicative of future results.

The pro forma basic and diluted net loss per common share data for the year ended December 31, 2005 reflect the conversion of all of our shares of preferred stock outstanding as of December 31, 2005 into 35,703,121 shares of common stock in connection with this offering. See Note 3 of “Notes to Consolidated Financial Statements” for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted net loss per common share.

	Period from May 23, 2002 (Inception) to December 31, 2002
		Year ended December 31,
		2003	2004	2005
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$—	$—	$2,562	$22,941
Cost of revenue (1)	—	—	1,523	8,594

Gross profit	—	—	1,039	14,347

Operating expenses
Sales and marketing (1)	43	976	5,586	19,722
Research and development (1)	144	2,360	4,266	8,108
General and administrative (1)	76	665	1,033	3,531

Total operating expenses	263	4,001	10,885	31,361

Operating loss	(263)	(4,001)	(9,846)	(17,014)

Total other income (expense), net	2	27	24	(77)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(261)	(3,974)	(9,822)	(17,091)
Provision for income taxes		—	5	55

Loss before cumulative effect of change in accounting principle	(261)	(3,974)	(9,827)	(17,146)
Cumulative effect of change in accounting principle	—	—	—	280

Net loss	$(261)	$(3,974)	$(9,827)	$(17,426)

Net loss per common share, basic and diluted	$(0.16)	$(1.82)	$(1.71)	$(1.85)

Shares used in computing basic and diluted net loss per common share	1,667	2,189	5,760	9,401

Pro forma net loss per common share, basic and diluted (unaudited) (2)				$(0.39)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited) (2)				45,105

(1)	Includes stock-based compensation as follows:

	Period from May 23, 2002 (Inception) to December 31, 2002	Year ended December 31,
		2003	2004	2005
	(in thousands)
Cost of revenue	$—	$—	$1	$40
Sales and marketing	—	—	78	482
Research and development	—	—	12	397
General and administrative	—	—	1	368

Total stock-based compensation	$—	$—	$92	$1,287

(2)	The pro forma weighted average common shares outstanding reflects the automatic conversion of the 35,703,121 shares of Series A, B and C convertible preferred stock outstanding as of December 31, 2005 into common stock upon completion of this offering. The pro forma weighted average common shares outstanding does not include either the sale of 3,738,318 shares of Series D convertible preferred stock in February 2006 or their conversion into common stock upon the closing of this offering.

	As of December 31,
	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,256	$12,717	$23,380	$10,410
Working capital	6,174	12,033	23,382	6,411
Total assets	6,273	13,229	26,838	23,644
Preferred stock warrant liability	—	—	—	594
Current and long-term debt	—	239	1,374	2,461
Convertible preferred stock	6,444	16,453	36,469	36,385
Common stock and additional paid-in-capital	—	12	612	10,130
Stockholders’ equity (deficit)	(261)	(4,223)	(13,931)	(29,911)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We were founded in May 2002 by experienced industry leaders with a vision to dramatically improve the performance of wide-area distributed computing. Having significant experience in caching technology, our executive management team understood that existing approaches failed to address adequately all of the root causes of this poor performance. We determined that these performance problems could be best solved by simultaneously addressing inefficiencies in software applications and WANs, as well as insufficient or unavailable bandwidth. This innovative approach served as the foundation of the development of our products. We began commercial shipments of our products in May 2004 and now offer eight models of our Steelhead appliances as well as our Central Management Console.

We are headquartered in San Francisco, California. Our personnel are located throughout the United States and in numerous countries worldwide. We expect to continue to add personnel in the United States and internationally to provide additional geographic sales and technical support coverage.

Revenue.    We derive our revenue primarily from sales of our products and support and services. Our revenue has grown rapidly since we began shipping products in May 2004, increasing from $2.6 million in 2004 to $22.9 million in 2005. As of December 31, 2004, our products had been sold to 68 customers as compared to 501 customers as of December 31, 2005.

Product revenue consists of revenue from sales of our appliances and is typically recognized upon shipment. Support and services revenue includes unspecified software license updates and product support. Support revenue is recognized ratably over the contractual period, which is typically one year. Service revenue includes installation and training, which to date has been insignificant, and is recognized as the services are performed.

We sell our products indirectly through resellers and OEMs and directly through our sales force. In 2005, we derived 59% of our revenue from indirect channels. The percentage of our revenue derived from indirect channels increased from 10% in the first quarter of 2005 to 78% in the fourth quarter of 2005. We expect revenue from indirect channels to constitute a substantial majority of our future revenue.

We distribute our products through OEM partners in two ways. In June 2005, we began to license our software for a royalty to Hewlett-Packard Company, which embeds our software on their appliance hardware and sells it under their own brand name. In March 2006, we began to re-brand our appliances for McDATA Corporation, which sells them under their name. As we describe in the section titled “Critical Accounting Policies and Estimates” below, we have made sales but have not recognized any revenue on these agreements to date.

Cost of Revenue.    Cost of product revenue consists primarily of the costs of the appliance hardware. Manufacturing, shipping and logistics costs are included in this category, as well as expenses for inventory obsolescence and warranty obligations. We utilize third-parties to design and manufacture our Steelhead appliance hardware, embed our proprietary software and perform shipping logistics. Cost of support and service revenue is primarily comprised of the personnel costs of providing technical support.

Gross Margin.    Our gross margin has been and will continue to be affected by a variety of factors, including the mix and average selling prices of our products, support and services, new product introductions and enhancements, the cost of our appliance hardware, and the mix of distribution channels through which our products are sold.

Operating Expenses.    Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories. We grew from 70 employees at December 31, 2004 to 174 employees at December 31, 2005. We expect to continue to hire significant numbers of new employees to support our growth. We anticipate that each of the following categories of operating expenses will increase in dollar amounts, but will decline as a percentage of total revenue in the long term.

Sales and marketing expenses represent the largest component of our operating expenses and primarily include personnel costs, sales commissions, marketing programs and facilities costs. Marketing programs are intended to generate revenue from new and existing customers, and are expensed as incurred. We expect sales and marketing expenses to increase as we hire additional personnel and spend more on marketing programs with the intent to grow our revenue.

Research and development expenses primarily include personnel costs and facilities costs. Quality assurance infrastructure depreciation and related costs of product quality efforts are also included. We expense research and development expenses as incurred. We are devoting substantial resources to the continued development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe they are essential to maintaining our competitive position.

General and administrative expenses consist primarily of compensation and related costs for personnel and facilities related to our executive, finance, human resource, information technology and legal organizations, and fees for professional services. Professional services principally consist of outside legal, audit and information technology consulting costs. We expect that after this offering we will incur significant additional accounting and legal costs related to compliance with securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company.

Stock-Based Compensation Expense.    Effective January 1, 2006, we will be required to measure and recognize compensation expense for all stock-based payments at fair value, in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004) Share Based Payment, or SFAS 123R. Beginning in 2006, we expect that stock-based compensation expense will be significantly greater than the $1.3 million of stock-based compensation expense recognized in 2005. In addition, we expect that employee stock-based compensation expense recognized in 2006 will be greater than employee stock-based compensation expense presented in our “Notes to Consolidated Financial Statements” on a pro forma basis for 2005, as we will no longer be able to apply the minimum value method, which assumes zero volatility, but instead must calculate the fair value of our employee stock options using an estimated volatility rate. These factors make it significantly more difficult for us to predict future stock-based compensation expense levels.

Other Income (expense), net.    Other income (expense), net includes interest income on cash balances. Cash has historically been invested in money market funds. Other income, net also includes interest expense on our outstanding debt and losses or gains on conversion of non-U.S. dollar transactions into U.S. dollars. In 2005, other income (expense), net included the adjustment we made to record our preferred stock warrants at fair value as described below.

Cumulative Effect of Change in Accounting Principle.  On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. This Staff Position affirms that such warrants are subject to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price and requires us to classify the warrants on our preferred stock as liabilities and adjust our warrant instruments to fair value at each reporting period. We adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $510,000, or $0.05 per share. The impact consists of a $280,000 cumulative charge for adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, and $230,000 of additional expense that has been recorded in other income (expense), net to reflect the increase in fair value between July 1, 2005 and December 31, 2005.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation, inventory valuation and allowances for doubtful accounts.

Revenue Recognition

Our software is integrated on appliance hardware and is essential to the functionality of the product. We provide unspecified software updates and enhancements related to our products through support contracts. As a result, we account for revenue in accordance with Statement of Position, or SOP 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” for all transactions involving the sale of software. We recognize product revenue when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) we have delivered the products; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable.

Product revenue consists of revenue from sales of our appliances. Product revenue is generally recognized upon transfer of title at shipment, assuming all other revenue recognition criteria are met. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. Product revenue on sales to resellers is recorded once we have received persuasive evidence of an end-user and all other criteria have been met. Substantially all of our agreements do not provide for rights of return.

Substantially all of our products have been sold in combination with product support services, which consist of software updates and product support. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Product support includes internet access to technical content, telephone and internet access to technical support personnel and hardware support. Revenue for support services is recognized on a straight-line basis over the service contract term, which is generally one year.

We use the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (VSOE) of the fair value of all undelivered elements exists. Through December 31, 2005, in virtually all of our contracts, the only element that remained undelivered at the time of delivery of the product was product support and updates. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established. When the undelivered element is support, revenue for the entire arrangement is bundled and recognized ratably over the support period. VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those services when sold separately, and for product support and updates is additionally measured by the renewal rate offered to the customer. Prior to the third quarter of 2005, we had not established VSOE for the fair value of support contracts provided to our reseller class of customers. As such, prior to the third quarter of 2005, we recognized all revenue on transactions sold through resellers ratably over the term of the support contract, typically twelve months. Beginning in the third quarter of 2005, we determined that we had established VSOE of fair value of support for products sold to resellers, and began recognizing product revenue upon delivery, provided the remaining criteria for revenue recognition had been met.

Our OEM agreements include certain technology development, training and support obligations. To date, we have not established VSOE for our future obligations to our OEM partners and all revenue on such agreements has been deferred through December 31, 2005. We expect to continue to defer recognition of any amounts generated from these agreements until such time as development services and training are completed. If, after those deliverables are satisfied, we do not have VSOE of fair value for the remaining support obligations, we expect to amortize the entire contract fee over the remaining support period for each sale made under the agreements. At such time as we are able to establish VSOE of fair value for support, we would begin to recognize the license revenue upon delivery, assuming all other revenue recognition criteria are met.

Our fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific products and quantities to be delivered. Substantially all of our contracts do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions or right of return lapses. Payment terms to customers generally range from net 30 to 60 days. In the event payment terms are provided that differ from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due.

We assess the ability to collect from our customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is not deemed credit worthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met.

Stock-Based Compensation

We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation Number 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25 and have adopted the disclosure only provisions of Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS 148).

The information regarding net loss as required by SFAS 123, presented in Note 1 of “Notes to Consolidated Financial Statements,” has been determined as if we had accounted for our employee stock options under the minimum value method of computing fair value under SFAS 123. The resulting effect on net loss to date pursuant to SFAS 123 is not likely to be representative of the effects on net loss in future years, because future years are likely to include additional grants and the irregular impact of future years’ vesting and a different method of computing fair value.

Stock-based compensation expense, which is a non-cash charge, results from stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. During the years ended December 31, 2004 and 2005, we granted options to employees to purchase a total of 7,821,750 shares of common stock at exercise prices ranging from $0.10 to $1.75 per share. We did not obtain contemporaneous valuations from an unrelated valuation specialist during this period. Instead, during 2004 and 2005, we relied on our board of directors, the members of which have extensive experience in the software industry and all but two of whom are non-employee directors, to determine a reasonable estimate of the then current value of our common stock. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including:

•	the grants involved private company securities that were not liquid;

•	the price at which Series A, Series B, and Series C convertible preferred stock was issued by us to outside investors in arms-length transactions in November 2002 through January 2003, December 2003 and December 2004, respectively, and the rights, preferences and privileges of the preferred stock relative to the common stock;

•	important developments relating to our appliance product;

•	our stage of development and business strategy;

•	the status of our efforts to build our management team;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the state of the new issue market for similarly situated technology companies; and

•	the market prices of various publicly held technology companies.

In connection with the preparation of our financial statements, we have reassessed the estimated fair value of our common stock in light of the expected completion of our initial public offering. We engaged an unrelated third party appraiser to assist management in this process through the provision of a valuation report as of February 1, 2006 that valued our common stock between $0.69 and $0.89 at December 10, 2004; between $3.54 and $4.07 at January 1, 2006 and between $4.33 and $4.66 per share at February 1, 2006. Stock-based compensation expense per share equals the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share and is amortized ratably over the vesting period of the underlying option, generally four years. In reassessing the fair value of our common stock granted during 2004 and 2005 for purposes of computing the stock-based compensation expense, we reassessed the fair value of the common stock assuming the successful completion of an initial public offering in 2006 and then determined the reassessed fair value at previous points in time. In determining the reassessed fair value of our common stock during 2004 and 2005, we established $0.79 as the reassessed fair value at December 31, 2004, and $4.07 as the reassessed fair value at December 31, 2005. For interim periods, we adjusted the fair value based on market conditions and on whether we achieved company milestones, secured new customers, met forecasted bookings, and hired key personnel. We also considered other material factors in reassessing fair value for financial reporting purposes as of the respective option grant dates, including the valuations of existing comparable publicly traded companies, the state of the public offering market for early stage software companies and our decision to pursue an initial public offering. The reassessed fair value used to compute the stock-based compensation expense may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

Based upon the reassessment discussed above, we determined that the reassessed fair value of the options to purchase 7,821,750 shares of common stock granted in 2004 and 2005 ranged from $0.10 to $4.07 per share. We took into account the factors identified above in determining the reassessed fair value of the common stock as of each grant date. Information on employee stock options granted during 2004 and 2005 is summarized as follows:

Date of Issuance	Number of Options Granted	Exercise Price	Fair Value Estimate Per Share	Intrinsic Value per Share
Jan - Mar 2004	635,000	$0.10	$0.10	$—
Apr - Jun 2004	581,000	$0.10	$0.25	$0.15
Jul - Sep 2004	952,500	$0.10	$0.50	$0.40
Oct - Dec 2004	246,000	$0.10	$0.79	$0.69
Jan 2005	215,500	$0.28	$1.00	$0.72
Feb - Mar 2005	460,500	$0.28	$1.20	$0.92
Apr - Jun 2005	2,729,250	$0.28	$1.80	$1.52
Jul - Sep 2005	790,500	$0.60	$3.00	$2.40
Oct - Dec 2005	1,211,500	$1.75	$4.07	$2.32

As a result of the reassessed fair value of options granted, we recorded deferred stock-based compensation relative to these options of $567,000 and $9.3 million during the years ended December 31, 2004 and 2005, which is being amortized over the vesting period of the applicable options on a straight-line basis. During the years ended December 31, 2004 and 2005, we amortized $92,000 and $1.3 million of deferred stock-based compensation, leaving approximately $8.5 million to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all outstanding option grants made through December 31, 2005 is expected to be amortized as follows: $2.6 million in 2006, $2.4 million in 2007, $2.3 million in 2008 and $1.2 million in 2009.

As of December 31, 2005, we had issued performance based stock option awards to purchase 150,000 shares of our common stock that are subject to variable accounting treatment. Commencing with the probability of attainment of the respective performance goals, we measure the additional compensation each period based on the incremental difference between the reassessed fair value of the shares and the exercise price of the stock options. As a result of the reassessed fair value, we recorded $21,000 and $41,000 of stock-based compensation expense during the years ended December 31, 2004 and 2005, respectively, and is included in the stock-based compensation amounts discussed above.

We account for stock compensation arrangements with non-employees in accordance with SFAS 123, as amended by SFAS 148, and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we use the contractual term of the option, the expected volatility of the price of our common stock, risk free interest rates and expected dividend yields of our common stock. Non-employee stock options have a contractual term of ten years, assumed common stock volatility of 100% and no dividend yield. Stock compensation expense associated with non-employees has been immaterial to date.

Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments may result in more or less stock-based compensation expense than originally estimated or recorded, with a corresponding increase or decrease in compensation expense in the statement of operations. Ultimately, the final compensation charge for each option grant to non-employees is unknown until those options have vested or services have been completed.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition, and we will no longer be able to apply the intrinsic value method but instead must calculate the fair value of our employee stock options using an estimated volatility rate. SFAS 123R will be effective for us beginning January 1, 2006. We are planning to adopt SFAS 123R using the modified prospective transition method. Under that transition method, beginning January 1, 2006, compensation cost recognized will include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value in accordance with the provisions of APB 25, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will increase our operating loss and our net loss per common share.

Inventory Valuation

Inventories consist primarily of hardware and related component parts and are stated at the lower of cost (on a first-in, first-out basis) or market. A large portion of our inventory relates to evaluation units located at customer locations as some of our customers test our equipment prior to purchasing. Inventory that is obsolete or in excess of our forecasted consumption is written down to estimated realizable value based on historical usage, expected demand and evaluation unit conversion rate and age. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in cost of product in the period the revision is made. Inventory write-downs are reflected as cost of product and amounted to approximately $0, $174,000 and $772,000 in 2003, 2004 and 2005, respectively. These write-downs primarily related to evaluation units.

Allowances for Doubtful Accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the applicable portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. The allowance for doubtful accounts was approximately $31,000 and $90,000 at December 31, 2004 and 2005, respectively.

Results of Operations

Revenue

We derive our revenue primarily from sales of our appliances and product support. We began shipping our products in May 2004. In 2004, our customers were primarily located in the United States, and we had limited sales to customers in the United Kingdom. In 2005, we expanded our operations in Europe and the Asia Pacific region. We rely significantly, both domestically and internationally, on sales through indirect channels.

Product revenue primarily consists of revenue from sales of our Steelhead appliances and is typically recognized upon shipment. Support and services revenue includes unspecified software license updates and product support. Support revenue is recognized ratably over the contractual period, which is typically one year. Service revenue includes installation and training, which to date has been insignificant, and is recognized as the services are performed. We did not recognize any revenue prior to 2004.

	Year ended December 31,
	2004	2005
	(dollars in thousands)
Total Revenue	$2,562	$22,941
Total Revenue by Type:
Product	2,413	20,448
Support and services	149	2,493
% Revenue by Type:
Product	94%	89%
Support and services	6%	11%
Total Revenue by Geography:
Domestic	2,206	18,866
International	356	4,075
% Revenue by Geography:
Domestic	86%	82%
International	14%	18%
Total Revenue by Sales Channel:
Direct	2,513	9,500
Indirect	49	13,441
% Revenue by Sales Channel:
Direct	98%	41%
Indirect	2%	59%

2005 Compared to 2004:    Product revenue increased in 2005 due primarily to an increase in new customers, both domestically and internationally, additional purchases by existing customers and a full year of sales activities in 2005 compared to eight months in 2004. As of December 31, 2004, our products had been sold to 68 customers, compared to 501 as of December 31, 2005. The increase in product revenue relates, to a lesser extent, to the establishment of VSOE of fair value for support sold in connection with our reseller transactions commencing in the third quarter of 2005. Prior to the third quarter of 2005, we recognized product revenue on transactions sold through resellers ratably over the life of the agreement, typically twelve months. Once VSOE of fair value for support was established, we began recognizing product revenue upon shipment. The increase in indirect revenue is due to the expansion of our reseller program as well as our establishing VSOE of fair value for support for reseller transactions in the third quarter of 2005, which allowed us to recognize product revenue on subsequent reseller transactions at the time of shipment.

In 2004, we derived 2% of our revenue from indirect channels compared to 59% in 2005. The percentage of our revenue derived from indirect channels increased from 10% in the first quarter of 2005 to 78% in the fourth quarter of 2005. We expect revenue from indirect channels to constitute a substantial majority of our future revenue.

Substantially all of our customers purchase support when they purchase our products. The increase in support and services revenue is a result of increased product sales combined with the renewal of support contracts by existing customers. As a percentage of total revenue, support and services revenue has increased due primarily to the fact that we did not ship products and sell support contracts until May 2004. As our customer base grows, we expect the proportion of revenue generated from support and services to increase over time.

2004 Compared to 2003:    We began shipping products in May 2004. As such, there was no revenue in 2003.

Cost of Revenue and Gross Margin

Cost of product consists primarily of hardware costs, freight, and provision for excess and obsolete inventory. Cost of support and service consists of salary and related costs of technical support personnel.

	Year ended December 31,
	2004	2005
	(dollars in thousands)
Total revenue	$2,562	$22,941
Cost of product	838	6,933
Cost of support and services	685	1,661

Gross profit	$1,039	$14,347
Gross margin	41%	63%

2005 Compared to 2004:    The increase in cost of product was due largely to increased hardware costs associated with more shipments of our products to customers. Cost of support and services increased as we added more technical support personnel to support our growing customer base.

Gross margin increased from 41% in 2004 to 63% in 2005 due to the significant increase in our revenue, which grew at a higher rate than expenses. We do not expect gross margin to continue to increase at the same rate it increased from 2004 to 2005.

2004 Compared to 2003:    We began shipping products in May 2004. As such, there was no cost of product or gross margin in 2003.

Sales and Marketing Expenses

Sales and marketing expenses primarily include personnel costs, sales commissions, marketing programs and facilities costs.

	Year ended December 31,
	2003	2004	2005
	(dollars in thousands)
Sales and marketing expenses	$976	$5,586	$19,722
Percent of total revenue	n/a	218%	86%

2005 Compared to 2004:    The increase in sales and marketing expenses was primarily due to an increase in the number of sales and marketing employees, which grew from 32 at December 31, 2004 to 77 employees at December 31, 2005. This increase also resulted from higher wages, employee-related benefits and fees for recruitment of new employees. A large part of this headcount increase was a result of expanding our worldwide sales operations in 2005. Additionally, commission expense increased from 2004 to 2005 due to the substantial increase in revenue. Also, as the number of employees increased, we experienced an increase in facilities costs related to additional space at our headquarters as well as sales offices worldwide. Sales and marketing expenses included stock- based compensation expenses of $78,000 in the year ended December 31, 2004 and $482,000 in the year ended December 31, 2005.

We plan to continue to invest heavily in sales and marketing by increasing the number of sales personnel with the intent to add new customers and increase penetration within our existing customer base, expanding our domestic and international sales and marketing activities, building brand awareness and sponsoring additional marketing events. We expect future sales and marketing expenses to continue to increase and be our most significant operating expense.

2004 Compared to 2003:    Sales and marketing expenses increased from 2003 to 2004 due to increased headcount and related expenses as well as increased marketing programs due to the 2004 product launch. In 2003, sales and marketing expenses were primarily focused on preparing technical marketing publications, business development and market strategy. Headcount increased from five sales and marketing employees at December 31, 2003 to 32 employees at December 31, 2004.

Research and Development Expenses

Research and development expenses primarily consist of personnel costs and facilities costs. We expense research and development expenses as incurred.

	Year ended December 31,
	2003	2004	2005
	(dollars in thousands)
Research and development expenses	$2,360	$4,266	$8,108
Percent of total revenue	n/a	167%	35%

2005 Compared to 2004:    Research and development expenses increased from 2004 to 2005 due to an increase in personnel and facility related costs as a result of research and development headcount increasing from 29 employees at December 31, 2004 to 66 employees at December 31, 2005. In addition, depreciation and related expenses increased as a result of additional information technology assets purchased in 2005. Research and development expenses included stock-based compensation expenses of $12,000 in the year ended December 31, 2004 and $397,000 in the year ended December 31, 2005.

2004 Compared to 2003:    Research and development expenses increased from 2003 to 2004 due to an increase in personnel related costs. Headcount increased from 24 research and development employees at December 31, 2003 to 29 employees at December 31, 2004.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and related costs for personnel and facilities related to our executive, finance, human resources, information technology and legal organizations, and fees for professional services. Professional services are principally comprised of legal, audit and information technology consulting costs.

	Year ended December 31,
	2003	2004	2005
	(dollars in thousands)
General and administrative expenses	$665	$1,033	$3,531
Percent of total revenue	n/a	40%	15%

2005 Compared to 2004:    The increase in general and administrative expenses from 2004 to 2005 is due to an increase in personnel costs, primarily as a result of a headcount increase from five employees at December 31, 2004 to 16 employees at December 31, 2005, and an increase in professional services fees. The additional personnel and professional services fees are primarily the result of our on-going efforts to build the legal, finance, human resources, recruiting and information technology functions required of a growing public company. General and administrative expenses included stock-based compensation expenses of $1,000 in the year ended December 31, 2004 and $368,000 in the year ended December 31, 2005. We expect that in the future, general and administrative expenses will increase as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and to our operations as a public company, including costs to comply with the Sarbanes-Oxley Act.

2004 Compared to 2003:    General and administrative expenses increased from 2003 to 2004 due primarily to an increase in personnel related costs. In 2003, we had two general and administrative employees as we were a development stage company.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income, interest expense, warrant expense and foreign currency exchange gains (losses).

	Year ended December 31,
	2003	2004	2005
	(dollars in thousands)
Interest income	$39	$116	$457
Interest expense	(12)	(94)	(239)
Other	—	2	(295)

Total other income (expense), net	$27	$24	$(77)

2005 Compared to 2004:    Other income (expense), net decreased in 2005 due primarily to a $230,000 charge we recognized subsequent to the adoption of FASB Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, which required us to classify our preferred stock warrants as liabilities and record them at fair value. Interest expense increased in 2005 due to $1.1 million of additional bank borrowings in 2005 as compared to 2004. These decreases to other income (expense), net were partially offset by increased interest income. Interest income increased due to average cash balances increasing from $9.0 million in 2004 to $15.8 million in 2005. In December 2004, we received net proceeds of $19.9 million from the issuance of 9,346,000 shares of Series C convertible preferred stock.

2004 Compared to 2003:    Interest income increased from 2003 to 2004 due to higher average cash balances. Interest expense increased due to higher borrowings in 2004.

Provision for Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented other than foreign provisions for income tax. As of December 31, 2005, we had net operating loss carryforwards for both federal and state income tax purposes of $18.5 million. We also had federal research and development tax credit carryforwards of approximately $566,000 and state research and development tax credit carryforwards of approximately $547,000. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal and state net operating loss and tax credit carryforwards will expire between 2013 and 2025. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we have experienced an “ownership change” in the past, or if an ownership change occurs in the future, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the eight quarters in the period ended December 31, 2005. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended (Unaudited)
	2004				2005
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(in thousands, except per share data)
Revenue
Product	$—	$98	$840	$1,475	$2,095	$2,478	$6,378	$9,497
Support and services	—	3	27	119	254	422	709	1,108

Total revenue	—	101	867	1,594	2,349	2,900	7,087	10,605
Cost of revenue	5	222	503	793	958	1,424	2,592	3,620

Gross profit	(5)	(121)	364	801	1,391	1,476	4,495	6,985
Operating expenses	1,856	2,248	2,994	3,787	5,145	6,613	8,040	11,563

Operating loss	(1,861)	(2,369)	(2,630)	(2,986)	(3,754)	(5,137)	(3,545)	(4,578)
Other income (expense), net	14	8	(12)	14	52	41	(56)	(114)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(1,847)	(2,361)	(2,642)	(2,972)	(3,702)	(5,096)	(3,601)	(4,692)
Provision for income taxes	—	—	—	5	6	7	9	33

Loss before cumulative effect of change in accounting principle	(1,847)	(2,361)	(2,642)	(2,977)	(3,708)	(5,103)	(3,610)	(4,725)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	280	—

Net loss	$(1,847)	$(2,361)	$(2,642)	$(2,977)	$(3,708)	$(5,103)	$(3,890)	$(4,725)

Net loss per common share, basic and diluted	$(0.40)	$(0.44)	$(0.43)	$(0.43)	$(0.47)	$(0.58)	$(0.39)	$(0.43)

Commencing with the first shipment of our products in the second quarter of 2004, revenue has increased sequentially in each of the quarters presented, due to increases in the number of products sold to new and existing customers, international expansion, and, beginning in the third quarter of

2005, the recognition of reseller product revenue upon shipment due to the establishment of VSOE of fair value of product support on reseller arrangements. Prior to the third quarter of 2005, we recognized product revenue on transactions sold through resellers ratably over the life of the support contract, typically 12 months. Operating expenses increased sequentially as we continued to add headcount and related costs to accommodate the growing business on a quarterly basis.

In the third quarter of 2005, we adopted FASB Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. This Staff Position affirms that such warrants are subject to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price and requires us to classify the warrants on our preferred stock as liabilities and adjust our warrant instruments to fair value at each reporting period. We recorded a $280,000 cumulative charge for adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, and $120,000 and $110,000 of additional expense that was recorded in other income (expense), net in the quarters ended September 30, 2005 and December 31, 2005, respectively, to reflect the increase in fair value between July 1, 2005 and December 31, 2005.

Liquidity and Capital Resources

	As of and for the Year ended December 31,
	2003	2004	2005
	(in thousands)
Working capital	$12,033	$23,382	$6,411
Cash and cash equivalents	12,717	23,380	10,410
Cash (used in) operating activities	(3,561)	(9,783)	(12,505)
Cash (used in) investing activities	(482)	(667)	(2,401)
Cash provided by financing activities	10,504	21,119	1,988

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency discount notes, money market mutual funds and other money market securities with original maturities of 90 days or less.

From our inception in May 2002 through May 2004, we funded our operations primarily through issuances of convertible preferred stock, which provided us with aggregate net proceeds of $16.4 million. Subsequent to May 2004, we began funding our operations with a combination of cash collections from customers and additional funding through issuances of convertible preferred stock. On June 7, 2004, we entered into a loan and security agreement with a financial institution for a credit facility not to exceed $2.5 million. The agreement requires payments of interest only through December 31, 2005, with principal payments to be made in 24 equal monthly installments beginning January 1, 2006. Borrowings were made during 2004 and 2005 for a total of $1.4 million and $1.1 million, respectively.

In February 2006, we completed the sale of our Series D convertible preferred stock with aggregate net proceeds of $19.9 million.

Cash Flows from Operating Activities

Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, rent payments and technology costs.

Cash used in operating activities in 2005 primarily consisted of our net loss of $17.4 million offset by non-cash items such as depreciation of $0.8 million, amortization of non-cash stock-based compensation of $1.3 million and charges of $0.5 million to record our preferred stock warrants at fair value.

Cash used in operating activities in 2004 primarily consisted of our net loss of $9.8 million offset by non-cash items such as depreciation of $0.2 million, amortization of non-cash stock-based compensation of $92,000 and provisions for trade receivables and inventory of $0.2 million.

Cash used in operating activities in 2003 primarily consisted of our net loss of $4.0 million.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Cash flows used in investing activities in 2005 primarily consisted of $2.3 million of capital expenditures as we expanded into new office space domestically and internationally to support our growth.

Cash flows used in investing activities in 2004 primarily consisted of $0.6 million of capital expenditures as we grew domestically.

Cash flows used in investing activities in 2003 primarily consisted of $0.5 million of capital expenditures to start up our operations.

Cash Flows from Financing Activities

We have financed our operations primarily through private sales of convertible preferred stock totaling $36.0 million through December 31, 2005 and the use of our debt facility under which we have borrowed an aggregate of $2.5 million.

Cash flows provided by financing activities in 2005 consist of $1.1 million of debt borrowings on our credit facility and $0.9 million of proceeds from the issuance of common stock upon exercise of options.

Cash flows provided by financing activities in 2004 consist of $19.9 million of net proceeds from our Series C convertible preferred stock issuance and $1.4 million of borrowings under our June 2004 credit facility offset by the repayment of $0.4 million outstanding on our March 2003 credit facility.

Cash flows provided by financing activities in 2003 consist primarily of $9.9 million of net proceeds from our Series B convertible preferred stock issuance and $0.5 million of borrowings under our March 2003 credit facility.

In February 2006, we sold shares of our Series D convertible preferred stock for aggregate net proceeds of $19.9 million. We believe that the net proceeds from this offering and the February 2006 sale of our Series D convertible preferred stock, together with our cash balance at December 31, 2005, will be sufficient to fund our projected operating requirements for at least 12 months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2005:

	Year ending December 31,
	Total	2006	2007	2008	2009	2010 and beyond
	(in thousands)
Balance Sheet Contractual Obligations
Principal payments on credit facility	$2,500	$1,250	$1,250	$—	$—	$—

Other Contractual Obligations
Interest payments on credit facility (1)	312	231	81	—	—	—
Operating leases	1,751	859	371	250	250	21

Total contractual obligations	$4,563	$2,340	$1,702	$250	$250	$21

(1)	Represents estimated interest payments on our debt using an effective interest rate of 12% at December 31, 2005.

Off-Balance Sheet Arrangements

At December 31, 2004 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

See Note 17 of “Notes to Consolidated Financial Statements” for recent accounting pronouncements that could have an effect on us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound, Euro and Singapore dollar. To date, we have not entered into any hedging contracts since exchange rate fluctuations have had little impact on our operating results and cash flows.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $23.4 million and $10.4 million at December 31, 2004 and 2005, respectively. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in 2005, our interest income would have declined approximately $46,000, assuming consistent investment levels.

At December 31, 2004 and 2005, we had $1.4 million and $2.5 million, respectively, of debt outstanding. Our debt interest rate is variable and adjusts monthly based on the prime rate. If overall interest rates increased by 10% in 2005, our interest expense would have increased approximately $24,000.

BUSINESS

Overview

Riverbed has developed an innovative and comprehensive solution to the fundamental problems of wide-area distributed computing. Historically, computing within an organization across WANs has been plagued by poor performance, IT complexity and high cost. Our Steelhead appliances enable our customers to improve the performance of their applications and access to their data across WANs, typically increasing transmission speeds by 5 to 50 times and in some cases by up to 100 times. Our products also offer the ability to simplify IT infrastructure and realize significant capital and operational cost savings. Our goal is to establish our solution as the preeminent performance and efficiency standard for organizations relying on wide-area distributed computing. We believe that our products and services can provide significant benefits in millions of locations worldwide.

A common misconception is that increasing or optimizing bandwidth alone can adequately reduce the inefficiencies and performance problems inherent in wide-area distributed computing. However, inadequate bandwidth is only one of three inter-related root causes of these problems. We believe that these problems can be best solved by simultaneously addressing these root causes: software application protocol inefficiencies, transport network protocol inefficiencies and insufficient or unavailable bandwidth.

Unlike alternative approaches, our Steelhead appliances simultaneously address these root causes across a broad range of applications. Our appliances utilize our proprietary software to improve the performance of applications and access to data over distance by reducing:

•	application protocol inefficiencies through our proprietary Application Streamlining techniques;

•	network protocol inefficiencies through our proprietary Transport Streamlining techniques; and

•	bandwidth requirements through our proprietary Data Streamlining techniques and data compression.

Our Steelhead appliances are installed at both ends of a WAN connection and are designed to be more easily and transparently integrated into existing networks than alternative products. Our products address a broad range of widely used software applications, are scalable across networks of all sizes and address the wide-area distributed computing needs of every major industry.

We began commercial shipments of our products in May 2004. Since that time, our products have been sold to more than 700 customers worldwide, from large global organizations with hundreds or thousands of locations to smaller organizations with as few as two locations. We sell our products and support indirectly through VARs and OEM partners and directly through our sales force.

Riverbed was founded in May 2002 and is headquartered in San Francisco, California. We have achieved broad industry recognition for our innovative technology: InfoWorld magazine presented Riverbed with a “Technology of the Year” award in both 2005 and 2006 and The Wall Street Journal selected our Steelhead appliances as a winner of one of its “2005 Technology Innovation Awards.”

Industry Background

There are 4.4 million remote offices of U.S.-based companies alone, according to In-Stat, an independent third-party research firm. We also believe millions of remote computing locations exist for companies based outside the U.S. Many of these locations represent potential sites for our products.

We refer to WDS as the market for providing global access to data and applications across WANs with LAN-like performance. The WDS market is large and growing. The key drivers of demand in this market are the increasingly geographically distributed nature of organizations and employees, the growing business dependence on application performance and real-time access to data and the increasing desirability of consolidation of IT resources to achieve compelling cost, management and data protection benefits.

Increasingly Distributed Organizations and Workforces

Organizations are becoming more geographically distributed, placing operations closer to customers and partners to improve efficiency and responsiveness. Businesses are becoming more global by expanding into new markets, migrating manufacturing facilities to lower-cost locations and outsourcing certain business processes. In addition, mergers, acquisitions, partnerships and joint ventures continue to expand the geographic scope of existing enterprises.

Organizations are Increasingly Dependent on Timely Access to Critical Data and Applications

Application performance and effective access to data are critical to executing, maintaining and expanding business operations. Employees are increasingly dependent on a wide array of software applications to perform their jobs effectively, such as E-mail, document management, enterprise resource planning and customer resource management.

Benefits of IT Infrastructure Consolidation

As organizations have become more geographically distributed, installing and managing IT infrastructure has become increasingly costly and complex. Accordingly, IT managers often seek to consolidate IT infrastructure resources into headquarters or centralized datacenter locations, which can provide a number of benefits, including:

•	reduction in capital costs as IT infrastructure resources (file servers, E-mail servers, Web servers, application servers, back-up systems and databases) are consolidated and shared within an organization;

•	reduction in IT support costs as fewer personnel are required to manage more centralized data and applications;

•	more efficient and reliable data back-up and recovery and application and database administration by managing these processes from a central point of control;

•	improved data protection as consolidated IT infrastructure resources are less vulnerable to theft, loss and misuse; and

•	enhanced ability to implement internal controls and comply with other regulatory requirements as centralized data and applications are easier to monitor, store and access.

Despite these benefits, many organizations have foregone or delayed consolidation projects because of performance problems.

Wide-Area Distributed Computing Challenges

Technological advances in computing, networking, semiconductor and storage technologies have improved users’ ability to access data and use applications rapidly across their LANs and store enormous amounts of information economically. However, these same applications and storage technologies, which were often designed to operate optimally on LANs, perform slowly across WANs and frequently exhibit the following performance challenges:

•	delays in accessing, saving and transferring files;

•	slow execution of critical software application functions;

•	incomplete or inconsistent back-up and recovery of sensitive data; and

•	loss of worker productivity and increased end-user frustration.

Although many companies have attempted to solve these problems solely by adding bandwidth, we believe these performance problems can be best solved by addressing not only bandwidth challenges but also, and usually more importantly, the effects of latency and protocol chattiness:

•	Latency and protocol chattiness — “Latency” is the amount of time it takes data to travel distances across a WAN. “Chattiness” refers to the numerous interactions between clients and servers that are often required by applications or network transport protocols to complete an operation or transfer data. When combined in geographically distributed computing environments, latency and chattiness can result in dramatically slower performance. For example, a simple request to open a file may require hundreds if not thousands of sequential round-trip interactions that, when aggregated, can result in substantial delays. This problem arises from two distinct sources:

–	Application protocol chattiness — Most business applications were designed for optimal use within LAN environments and employ unique communications procedures that cause high chattiness, resulting in slow performance for the end-user when transmitted over a WAN; and

–	Network protocol chattiness — Transmission Control Protocol (TCP), the underlying transport protocol for most WAN traffic, divides data into relatively small packets that are sent sequentially across the WAN, and require return acknowledgement from the recipient. These numerous round trips across the WAN can result in slow performance for the end-user.

•	Bandwidth limitations — Bandwidth is defined as the amount of data that can traverse a network in a given amount of time and is typically measured in megabits per second (Mbps). While most organizations’ LANs typically operate at 100 or 1,000 Mbps, their remote office WAN connections typically operate at 2 Mbps or less. This often results in WAN congestion and poor application and data services performance. In addition, WAN outages limit the effectiveness of workers who are dependent on remote access to data and applications.

Limitations of Alternative Approaches

Historically, organizations have implemented partial solutions in attempting to improve the performance of wide-area distributed computing, including:

Additional Investment in Bandwidth and IT Infrastructure Resources

•	Bandwidth — Organizations often attempt to improve application performance by making costly investments in more bandwidth. While additional bandwidth may reduce network congestion, no amount of bandwidth can address performance issues caused by high latency and application and network protocol chattiness; and

•	IT Infrastructure Resources — Deploying additional IT infrastructure resources at remote locations can increase selected application and data services performance. However, this approach is expensive, complex to manage and increases the risks of data inconsistency and compromised security.

Deployment of Point Products

Our competitors have designed products that fail to address all of the root causes of wide-area distributed computing problems for a broad range of applications. Such products, which we refer to as point products, include:

•	Caching — Cache-based architectures are application specific, and accordingly only improve the performance of applications for which they are written. For example, wide area file services (WAFS) approaches only address poor performance of file-based applications. Caches store frequently accessed data objects (files, web pages or attachments) locally at remote locations and replicate and synchronize that data with servers, but this approach has limitations. For instance, when an end-user changes and renames a data object, caches no longer recognize that this data object has moved across the network and cannot optimize its transfer. In addition, caching approaches have inflexible architectures with limited ability to extend to other applications and also increase the risk of data inconsistency; and

•	WAN optimization — WAN optimization products, which typically offer some combination of compression, TCP optimization and quality-of-service functions, can result in a reduction of network congestion and more efficient utilization of bandwidth. However, WAN optimization products typically do not address application chattiness and do not provide for continued access to remote files during WAN failures.

In addition to their limited application, these point products often involve deployment and operational complexities that cause network disruption and inefficiency. They may often require server or client re-configuration, or complex pre-installation configuration that demands significant amounts of time from IT personnel.

Need for a Comprehensive Solution

Alternative approaches have failed to comprehensively address all of the root causes of wide-area distributed computing problems for a broad range of applications, and offer only limited performance enhancement. Some vendors have attempted to combine capabilities of otherwise more limited approaches through partnerships and acquisitions, but the resulting products have been poorly integrated and have failed to improve the performance of a sufficiently wide array of applications. We believe significant demand exists for an integrated, flexible and comprehensive WDS solution that adequately addresses the root causes of the fundamental performance problems of wide-area distributed computing.

The Riverbed Solution

We have developed an innovative and comprehensive solution that broadly addresses the inter-related root causes of poor performance of wide-area distributed computing: latency and protocol chattiness, and bandwidth limitations. By simultaneously addressing these causes, we are able to improve significantly the performance of applications and access to data across WANs and enable the consolidation of costly IT infrastructure. Our WDS solution consists of the Riverbed Optimization System (RiOS™), our proprietary software that is embedded on a general purpose hardware computing platform to form our Steelhead appliances.

Through the application of our proprietary technology, our WDS solution simultaneously addresses each of these root causes of poor WAN performance:

•	Application Protocol Chattiness — Our Application Streamlining technology significantly reduces unnecessary protocol chattiness for a broad range of applications;

•	Network Protocol Chattiness — Our Transport Streamlining technology employs a variety of techniques to significantly improve TCP performance. Our technology allows more data to be transmitted in each trip, which reduces the number of trips required; and

•	Bandwidth Limitations — Our Data Streamlining technology employs sophisticated data mapping and pattern recognition techniques to minimize the amount of redundant data traversing WAN connections. Our Steelhead appliances detect requests for redundant information and send very little more than the data that has actually been modified over the WAN.

When combined, these key technologies allow us to deliver significant benefits to our customers, including the ability to:

•	Accelerate performance of applications and access to data over the WAN — Our solution enables our customers to recognize dramatic increases in performance of applications and access to data across a WAN, typically increasing transmission speeds by 5 to 50 times and in some cases by up to 100 times. Benefits include increased employee productivity, more efficient collaboration of globally distributed workgroups and more consistent rollout and adoption of enterprise applications;

•	Consolidate geographically distributed IT resources — Our solution enables the consolidation of remote office infrastructure, including servers, storage back-up systems, databases and IT support personnel, while achieving more LAN-like performance. Also, consolidation enhances data security by centralizing IT resources in more secure datacenters;

•	Reduce the need for WAN bandwidth — Our solution nearly eliminates redundant traffic traversing the WAN and enables more efficient use of existing bandwidth, reducing the pressure to add bandwidth, which is often expensive or unavailable, as network traffic increases;

•	Shorten storage back-up and replication time over the WAN — Our solution enables back-up and replication of data over the WAN in a fraction of the time previously allocated to the task. Additional benefits to our solution include reduced IT support needed to execute daily back-up procedures, as well as reduced security concerns related to storing and transporting backed-up data on physical tape media at every remote computing location;

•	Provide local storage for continued access to remote files during WAN failures — Our solution includes a Proxy File Services (PFS) feature that ensures continued access to data and applications during WAN failures. PFS also manages synchronization of locally modified data with the central datacenter when the WAN connection is restored; and

•	Improve productivity and reduce frustration for IT managers and end-users — Our solution allows users in sites linked by a WAN to collaborate and share files and other data without the delays normally caused by WANs. Additional benefits include faster development cycles, better data synchronization, lower error rates and more flexibility with respect to staffing and personnel coordination.

Our products are designed to be deployed more easily and transparently into our customers’ networks than alternative products. Our products are also more easily managed, are scalable across networks of all sizes and address the wide-area distributed computing needs of every major industry.

The Riverbed Strategy

Our goal is to establish our solution as the preeminent performance and efficiency standard for organizations relying on wide-area distributed computing. Key elements of our strategy include:

•	Maintain and extend our technological advantages — We believe that we offer the broadest ability to enable rapid, reliable access to applications and data for our customers. We intend to enhance our position as a leader and innovator in the WDS market. We also intend to continue to sell new capabilities into our installed base;

•	Enhance and extend our product line — We plan to introduce new models of our current products as well as enhancements to their capabilities in order to address our customers’ size and application requirements. We also plan to introduce new products to extend our market and utilize our technology platform to extend our capabilities;

•	Increase market awareness — To generate increased demand for our products, we will continue promoting our brand and the effectiveness of our comprehensive WDS solution;

•	Scale our distribution channels — We intend to leverage and expand our indirect channels to extend our geographic reach and market penetration; and

•	Enhance and extend our support and services capabilities — We plan to enhance and extend our support and services capabilities to continue to support our growing global customer base.

Products

Our Steelhead appliances consist of our RiOS proprietary software that is embedded on a general purpose hardware computing platform. Our line of Steelhead appliances addresses the needs of customers ranging from small office deployments to large headquarters and datacenter locations. The U.S. list prices for our eight Steelhead appliance models currently range from $3,495 to $44,995.

Our Central Management Console (CMC) is a complementary product designed to centrally manage many Steelhead appliances distributed across a WAN, simplifying the tasks of deploying, configuring, monitoring, reporting and upgrading large numbers of Steelhead appliances. The U.S. list prices of our CMC appliances currently range from $4,995 to $49,995.

In addition to accelerating the performance of applications across the WAN, Steelhead and CMC appliances utilize our Management Streamlining technology to simplify deployment, configuration, management, and ongoing maintenance, thereby lowering the total cost of ownership of our products. Management Streamlining offers the following benefits:

•	Ease of deployment — Our products are designed to be more easily and seamlessly integrated into networks than alternative approaches with full support for most existing routing and networking configurations. Steelhead appliances can automatically detect each other within an organization’s WAN and be automatically configured across WAN links to begin optimizing data without the need to manually set up complicated appliance-to-appliance tunnels; and

•	Simplified management — Our products simplify remote-site appliance management by enabling remote configuration, management and updating of Steelhead appliances. In addition, our products also provide performance reporting capabilities necessary to deliver relevant performance information to centralized IT resources.

Technology

The Riverbed Optimization System (RiOS) is our proprietary software platform that provides the core intelligence for our Steelhead appliances. To achieve performance improvements across a broad range of applications, RiOS integrates four key sets of technologies: Data Streamlining, Transport Streamlining, Application Streamlining and Management Streamlining.

Data Streamlining

Our Data Streamlining technologies address bandwidth limitations in existing networks. Our patented approach can be applied to all data and applications that run over TCP to reduce bandwidth consumption by dramatically reducing the need to send the same data multiple times over the WAN. Data Streamlining also supports the classification of individual data packets for quality-of-service and route control.

In a non-optimized WAN setting, each time data is requested by a remote user, all of the data must be sent across the WAN regardless of whether identical data (or an insignificantly modified version of the data) has previously been sent. In wide-area distributed computing environments where Steelhead appliances have been deployed, all of the requested data must be sent across the WAN only the first time data is requested by a user, at which time that data is stored on the Steelhead appliances on both sides of the network. In subsequent requests, redundant data segments will not be sent regardless of what application is requesting the data or which user is making the request. The detection of repetitive data patterns is very granular, with a typical segment of data being as small as approximately 100 bytes. This fine level of granularity enables Steelhead appliances to detect tiny changes in files, E-mails, web pages and other application data, sending only those changes across the WAN.

Each end-user request for data is sent directly to the intended authoritative application server as opposed to a cache that typically utilizes a copy of the data. Our Steelhead appliance intercepts the server response, identifies redundant data patterns and then sends only the new segments across the WAN to the end-user. All of the existing segments are represented by references which point to those already existing segments stored on the end-user side of the WAN connection. In this way, significantly less traffic needs to be sent to deliver large amounts of data to the end-user. In addition, this approach eliminates data consistency issues inherent in cache-based approaches.

Transport Streamlining

Transport Streamlining enhances the performance of the TCP protocol by increasing the amount of data carried per TCP round trip, thereby reducing the number of round trips required to move a given amount of data over the WAN. We accomplish this by both increasing the default TCP payload and by filling the window with references to data rather than actual data.

We also enhance TCP performance by reducing the time associated with creating new TCP connections (especially for small, short-lived transfers), adapting transfer parameters based on real-time network characteristics and assigning priority for necessary packet resends due to packet loss. A component of Transport Streamlining, High Speed TCP, also addresses the TCP chattiness and latency that is particularly pronounced in high speed connections (for example OC-12 (622 Mbps)).

Application Streamlining

Application Streamlining provides a further mechanism to enhance the performance of specific applications. Many applications were designed for use over a LAN and require hundreds to thousands of interactions between client and server to execute even simple requests, such as opening a file. By understanding the semantics of particular application protocols, Steelhead appliances reduce chattiness, collapsing hundreds of client-server interactions into a few round trips over the WAN.

While most important business applications that run over TCP immediately benefit from Data Streamlining and Transport Streamlining, Application Streamlining enables us to add additional acceleration for specific applications. We have built specific Application Streamlining modules that support file, E-mail, web and database application protocols (CIFS, MAPI, HTTP and MS-SQL). We have also built special modules to address protocol inefficiencies for common storage back-up and replication applications. We believe these applications are especially inefficient in wide-area distributed computing. We have designed our architecture to enable additional Application Streamlining modules to be incorporated easily over time.

Application Streamlining also provides for disconnected operations via the PFS feature. Using PFS, IT managers can provide remote users with policy-based access to files even during WAN failures.

Management Streamlining

Management Streamlining allows for simplified implementation and administration of our Steelhead appliances. Unlike alternative approaches which usually require changes to clients, servers, routers and switches or the addition of an overlay network of tunnels, Steelhead appliances are designed to be transparently installed in existing IT infrastructure with minimal administration. The auto-discovery capabilities of RiOS allow our Steelhead appliances to identify automatically all Steelhead appliances on the WAN, typically without a need to reconfigure any network infrastructure. Our appliances automatically intercept WAN traffic without any further configuration requirements to applications, clients, or other network infrastructure, while allowing non-optimized traffic to simply pass through.

Our RiOS software provides IT administrators with simplified management of Steelhead appliances through Command Line Interface (CLI), Graphical User Interface (GUI) and an optional Central Management Console.

Other key elements of Management Streamlining include touchless configuration options, over-the-wire software upgrades for Steelhead appliances, singular and grouped appliance management and customizable reporting analytics.

Customers

Our products have been sold to over 700 customers worldwide in every major industry, including finance, engineering, professional services, manufacturing, media, healthcare, pharmaceuticals, utilities, telecom, government, retail, architecture, construction and technology. Our products are deployed in a wide range of organizations, from large global organizations with hundreds or thousands of locations to smaller organizations with as few as two locations.

Sales and Marketing

We sell our products and support through VARs, OEM partners and our field sales force:

•	VARs — We have over 150 channel partners worldwide. These partners help market and sell our products to a broad array of organizations and allow us to leverage our field sales force;

•	OEMs — We have established OEM partnerships with Hewlett-Packard Company and McDATA Corporation. Under these agreements, Hewlett-Packard licenses our RiOS software and McDATA re-brands and sells our Steelhead appliances; and

•	Field Sales Force — We have a field sales force that is responsible for managing all direct and indirect sales within each of our geographic territories.

Our marketing activities include lead generation, advertising, website operations, direct marketing, public relations, technology conferences and trade shows.

Support and Services

We offer tiered customer support programs depending upon the service needs of our customers’ deployments. Our customer support programs involve hardware support, software support and access to future software upgrades for our Steelhead appliances. We have support centers in New York, San Francisco, Amsterdam, Singapore and Tokyo available to respond at all times.

Primary product support for VAR and OEM customers is often provided by the partners themselves and we provide back-up support.

Research and Development

Continued investment in research and development is critical to our business. To this end, we have assembled a team of engineers with expertise in various fields, including networking, application, storage and systems management. We have invested significant time and financial resources into the development of our Steelhead line of appliances and our RiOS software platform. We plan to expand our product offerings and solutions capabilities in the future and plan to dedicate significant resources to these continued research and development efforts.

Research and development expenses were $2.4 million for 2003, $4.3 million for 2004 and $8.1 million for 2005.

Manufacturing

We outsource manufacturing of all Steelhead appliances. Despite outsourcing manufacturing operations for cost-effective scale and flexibility, we perform rigorous in-house quality control testing to ensure the reliability of Steelhead appliances once deployed.

Competition

The WDS market is highly competitive and continually evolving. While we believe we are currently the only provider of a comprehensive WDS solution, a large number of vendors provide one or more of the component optimization technologies that comprise the WDS market or have made recent acquisitions to bolster their current WAN optimization or WAFS platforms.

Our primary competitors include Cisco Systems (through its Actona acquisition), Juniper Networks (through its Peribit Networks acquisition) and F5 Networks (through its Swan Labs acquisition). We also face competition from a large number of smaller private companies and new market entrants.

We believe that we compete favorably in each of the sub-segments of WAN optimization and WAFS in addition to being the only provider of a comprehensive WDS solution. We believe that our solution performs better than competitive products as measured by a broad range of metrics encompassing application performance, compression ratios and data transfer times. Our ability to sustain such a competitive advantage depends on our ability to achieve continuous technology innovation and adapt to the evolving needs of our customers.

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted two United States patents for our Content-Based Segmentation Scheme (which covers aspects of our Data Streamlining) and have a United States patent ready to issue for aspects of our Transaction Accelerator system (the architectural framework of RiOS). We have a number of other United States provisional and non-provisional patent applications pending, as well as counterparts pending in other jurisdictions around the world.

Our two registered trademarks in the United States are Riverbed and Steelhead. We also have United States trademark applications pending to register Riverbed (stylized), RiOS and the Riverbed Design mark, and European Community and Japanese trademark applications pending for the marks Riverbed, Steelhead and Riverbed (stylized).

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

We also incorporate a number of third-party software programs into our Steelhead appliances pursuant to license agreements.

Employees

As of March 31, 2006, we had 231 employees in offices across the United States, Europe and the Asia Pacific region. Of these, 109 are engaged in sales and marketing, 84 in research and development, 19 in support and services and 19 in finance, administration and operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Facilities

We lease approximately 28,645 square feet of office space in San Francisco, California and 14,452 square feet of office space in Mountain View, California pursuant to leases that expire in 2007 and 2010, respectively. We also maintain customer service centers in New York, San Francisco, Amsterdam, Singapore and Tokyo, and sales offices in multiple locations worldwide. We believe that our current facilities are suitable and adequate to meet our current needs and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, and their ages and positions as of March 31, 2006, are set forth below:

Name	Age	Position
Jerry M. Kennelly	55	President, Chief Executive Officer and Chairman of the Board
Steven McCanne, Ph.D.	37	Chief Technology Officer and Director
Randy S. Gottfried	40	Chief Financial Officer
Eric Wolford	39	Senior Vice President of Marketing and Business Development
Gordon Chaffee	36	Vice President of Engineering
Stephen R. Smoot, Ph.D.	38	Vice President of Technical Operations
Harold E. Irvine II	49	Chief Information Officer
Brett A. Nissenberg	32	General Counsel, Vice President of Corporate and Legal Affairs and Secretary
Michael R. Kourey (1)(3)	46	Director
Stanley J. Meresman (1)(3)	59	Director
Blake G. Modersitzki (1)(2)	40	Director
Christopher J. Schaepe (2)(3)	42	Director
James R. Swartz (2)	63	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Nominating and Corporate Governance Committee.

Jerry M. Kennelly co-founded our company in May 2002 and serves as chairman of our board of directors and as our President and Chief Executive Officer. Immediately prior to founding our company, Mr. Kennelly spent six years at Inktomi Corporation, an infrastructure software company, where he served as Executive Vice President, Chief Financial Officer and Secretary. From June 1990 until joining Inktomi in October 1996, Mr. Kennelly worked for Sybase, Inc., an infrastructure software company, in a number of senior financial and operational positions, most recently as Vice President of Corporate Finance. From November 1988 until June 1990, Mr. Kennelly worked at Oracle Corporation as finance director for US Operations. From June 1980 until November 1988, Mr. Kennelly worked at Hewlett-Packard Company as Worldwide Sales and Marketing Controller for the Tandem Computers Division. Mr. Kennelly holds a Bachelor’s degree from Williams College and a Masters degree from the New York University Graduate School of Business Administration.

Steven McCanne, Ph.D. co-founded our company in May 2002 and has served as our Chief Technology Officer since September 2002. He has also been a member of our board of directors since May 2002. From May 2002 to September 2002, Dr. McCanne served as our President and Chief Executive Officer. Prior to founding our company, Dr. McCanne served as Chief Technology Officer, Media Division and later as Chief Technology Officer for Inktomi Corporation from October 2000 to March 2002. Dr. McCanne joined Inktomi following its acquisition of FastForward Networks, which he co-founded in May 1998. Dr. McCanne has also served on the faculty in Electrical Engineering and Computer Science at the University of California, Berkeley. Dr. McCanne holds a Bachelor’s degree in Electrical Engineering and Computer Science and a Ph.D. in Computer Science from the University of California, Berkeley.

Randy S. Gottfried has served as our Chief Financial Officer since joining us in February 2004. From November 2003 to February 2004, Mr. Gottfried served as Chief Financial Officer of Voltage Security, a security software company. From June 1997 to March 2001 and from July 2002 to March 2003, Mr. Gottfried held various senior finance roles, including Senior Vice President and Chief Financial Officer, with Inktomi Corporation. Mr. Gottfried holds a Masters degree in Business Management from Northwestern University’s Kellogg Graduate School of Management and an undergraduate business degree from the University of Michigan in Ann Arbor. He became a Certified Public Accountant in 1989.

Eric Wolford has served as our Senior Vice President of Marketing and Business Development since March 2005. He served as our Vice President of Marketing and Business Development from May 2003 to March 2005. From June 2001 to May 2003, Mr. Wolford was the Senior Vice President of Marketing and Business Development for netVmg, a network management company. From August 1999 to June 2001, he served as Vice President of Product Marketing and Management at Inktomi Corporation and FastForward Networks (which was acquired by Inktomi in October 2000), a provider of content delivery management software. From 1988 to 1999, Mr. Wolford served in various sales, marketing and product management roles at AT&T. Mr. Wolford holds a Bachelor’s degree in Pre-Medicine from Pepperdine University and an M.B.A. from the New York University Stern School of Business.

Gordon Chaffee has served as our Vice President of Engineering since joining us in December 2003. From May 2002 to September 2003, Mr. Chaffee was the Vice President of Software at netVmg. netVmg was acquired in September 2003 by Internap Corporation, an internet service provider, and Mr. Chaffee remained at Internap until December 2003. From October 2000 to February 2002, Mr. Chaffee served as Director of Engineering at Inktomi Corporation. Mr. Chaffee joined Inktomi following its acquisition of FastForward Networks where he worked from October 1998 to October 2000. Mr. Chaffee holds a Bachelor’s degree in Computer Science from the University of California, Berkeley.

Stephen R. Smoot, Ph.D. joined us in February 2003 and has served as our Vice President of Technical Operations since May 2004. From September 2002 to February 2003, Dr. Smoot consulted for various companies in the areas of MPEG video, networking and system design. From October 2000 to September 2002, Dr. Smoot was a Senior Director at Inktomi Corporation focused on MPEG, streaming video and networking. Dr. Smoot joined Inktomi following its acquisition of FastForward Networks where he served as Director of Engineering from February 1999 to October 2000. From June 1996 to February 1999, Dr. Smoot was a Director of Software Development at Imedia Corporation (now Terayon Inc.), a communications infrastructure company. Dr. Smoot holds a M.S. and Ph.D. in Computer Science from the University of California, Berkeley and Bachelor’s degrees in Computer Science and Mathematics from MIT.

Harold E. Irvine II has served as our Chief Information Officer since joining us in August 2005. From September 2004 to August 2005, Mr. Irvine was an independent consultant specializing in IT infrastructure and business systems portfolios. From February 2004 to September 2004, Mr. Irvine served as Director of Information Technology at Good Technology, a wireless software company. From June 2000 to April 2003, Mr. Irvine served as Vice President of Information Technology at Inktomi Corporation. From September 1996 to June 2000, Mr. Irvine served as Director of Client and Server Architecture at Netscape Communications Corporation. From June 1988 to September 1996, Mr. Irvine served as Manager of Server Administration and Operations and Manager of Network Communications at Bechtel Corporation. Mr. Irvine holds a Bachelor’s degree in Information Technology from the University of San Francisco.

Brett A. Nissenberg has served as our General Counsel and Vice President of Corporate and Legal Affairs since joining us in February 2005, and as Secretary since April 2006. From October 1997 to January 2005, Mr. Nissenberg was an attorney with the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, where he represented investors and public and private technology companies in venture capital and corporate financings, public offerings, mergers and acquisitions and other strategic transactions. Mr. Nissenberg holds a Bachelor’s degree in Political Science from the University of California, Los Angeles, and a J.D. from UCLA School of Law.

Michael R. Kourey has been a member of our board of directors since March 2006. Mr. Kourey has served as Senior Vice President, Finance and Administration and a director of Polycom, Inc., a unified collaborative communications solutions company, since January 1999 and as Chief Financial Officer since January 1995. He served as Vice President, Finance and Administration of Polycom from January 1995 to January 1999 and as Vice President, Finance and Operations from July 1991 to January 1995. Mr. Kourey holds a B.S. in managerial economics from the University of California, Davis and an M.B.A. from Santa Clara University. Mr. Kourey is also a director of WatchGuard Technologies, Inc., a network security company, and serves on the Advisory Board of the Business School at Santa Clara University.

Stanley J. Meresman has been a member of our board of directors since March 2005. Mr. Meresman was a Venture Partner with Technology Crossover Ventures, a private equity firm, from January through December 2004 and was General Partner and Chief Operating Officer of Technology Crossover Ventures from November 2001 to December 2003. During the four years prior to joining Technology Crossover Ventures, Mr. Meresman was a private investor and board member and advisor to several technology companies. From 1989 to May 1997, Mr. Meresman was the Senior Vice President and Chief Financial Officer of Silicon Graphics, Inc. Prior to Silicon Graphics, he was Vice President of Finance and Administration and Chief Financial Officer of Cypress Semiconductor. Mr. Meresman holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley, and an M.B.A. from the Stanford Graduate School of Business. Mr. Meresman is also a director of Polycom, Inc.

Blake G. Modersitzki has been a member of our board of directors since December 2003. Mr. Modersitzki has been a general partner of UV Partners, a venture capital firm, since May 2002. Prior to joining UV Partners, he was Vice President of Strategic Business Development at Novell, Inc. and a Managing Director at Novell Ventures, the venture capital division of Novell, Inc. Mr. Modersitzki holds a Bachelor’s degree in Economics from Brigham Young University.

Christopher J. Schaepe has been a member of our board of directors since December 2002. Mr. Schaepe is a founding general partner of Lightspeed Venture Partners, a venture capital firm. Prior to joining Lightspeed in September 2000, he was a general partner at Weiss, Peck & Greer Venture Partners, a venture capital firm, which he joined in 1991. Mr. Schaepe holds B.S. and M.S. degrees in Computer Science and Electrical Engineering from MIT and an M.B.A. from the Stanford Graduate School of Business.

James R. Swartz has been a member of our board of directors since November 2002. Mr. Swartz is a founding general partner of Accel Partners, a venture capital firm. He holds a B.S. degree from Harvard University with a concentration in Engineering Sciences and Applied Physics and an M.S. in Industrial Administration from Carnegie Mellon University.

Board Composition

Independent Directors

Our board of directors is currently composed of seven members. Messrs. Kourey, Meresman, Modersitzki, Schaepe and Swartz qualify as independent directors in accordance with the published listing requirements of the Nasdaq Stock Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

Selection Arrangements

Several of our current directors have served pursuant to a voting agreement that we entered into with certain holders of our common and preferred stock. The provisions of this voting agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Classified Board

Our restated certificate of incorporation that will become effective as of the closing of this offering provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, only one class of our board of directors will be elected each year from and after the closing. Messrs. Modersitzki, Schaepe and Swartz have been designated Class I directors whose term will expire at the 2007 annual meeting of stockholders, assuming the completion of the proposed offering. Messrs. Kourey and McCanne have been designated Class II directors whose term will expire at the 2008 annual meeting of stockholders, assuming the completion of the proposed offering. Messrs. Kennelly and Meresman have been designated Class III directors whose term will expire at the 2009 annual meeting of stockholders, assuming the completion of the proposed offering. Our restated certificate of incorporation and amended and restated bylaws that will become effective as of the closing of this offering provide that the number of authorized directors may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies), and that, except as otherwise required by law or by resolution of the board, any vacancies or new directorships on the board may be filled only by vote of the directors and not by stockholders. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a stock option committee. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent from time to time, as appropriate. The independent members of our board of directors also will hold separate regularly scheduled executive session meetings at least twice a year at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each committee of our board of directors has a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our Web site at http://www.riverbed.com under the Investor Relations section. The inclusion of our Web site address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.

Audit Committee

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls and internal audit functions. It also discusses the scope and results of the audit and interim reviews with our independent auditors, reviews with our management our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our audit committee before we enter into them.

The current members of our audit committee are Messrs. Kourey, Meresman and Modersitzki. Messrs. Kourey and Meresman are each independent for audit committee purposes under the rules and regulations of the SEC and the listing standards of Nasdaq. Mr. Meresman chairs the audit committee. Under the listing standards of Nasdaq and applicable rules of the SEC, by no later than the first anniversary of the closing of this offering, each member of our audit committee must be an independent director for audit committee purposes. We intend to comply with these requirements prior to the first anniversary of the closing of this offering.

Our board of directors has determined that Messrs. Kourey and Meresman are each an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K. The designation does not impose on Messrs. Kourey and Meresman any duties, obligations or liability that are greater than are generally imposed on them as members of our audit committee and our board of directors.

Compensation Committee

The current members of our compensation committee are Messrs. Modersitzki, Schaepe and Swartz. Mr. Swartz chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our compensation committee include evaluating the performance of our chief executive officer, determining our chief executive officer’s compensation and making recommendations to our board of directors regarding the compensation of members of our board of directors. In consultation with our chief executive officer, it will also determine the compensation of our other executive officers. In addition, our compensation committee will administer our equity compensation plans, including granting equity awards and approving modifications of such awards. Our compensation committee also reviews and approves various other compensation policies and matters.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Messrs. Kourey, Meresman and Schaepe. Mr. Kourey chairs the nominating and corporate governance committee. The nominating and corporate governance committee of our board of directors oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors and evaluates the performance of our board of directors and individual directors. Our nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our board of directors concerning corporate governance matters.

Stock Option Committee

The sole current member of our stock option committee is Mr. Kennelly. The stock option committee serves as a secondary committee to administer our 2006 Equity Incentive Plan for individuals other than our directors and executive officers. The stock option committee may not make grants in excess of 100,000 shares of our common stock to any of these individuals in any 12-month period. Options to purchase more than 100,000 shares or options to our directors or executive officers must be approved by our compensation committee.

Codes of Ethics and Business Conduct

Our board of directors has adopted a code of business conduct and a code of ethics. The code of business conduct will apply to all of our employees, officers and directors. The code of ethics is in addition to our code of business conduct and will apply to our chief executive officer and senior financial officers, including our chief financial officer and principal accounting officer. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full texts of our codes of business conduct and ethics will be posted on our Web site at http://www.riverbed.com under the Investor Relations section. We intend to disclose future amendments to our codes of business conduct and ethics, or certain waivers of such provisions, at the same location on our Web site identified above and also in public filings. The inclusion of our Web site address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors currently consists of Messrs. Modersitzki, Schaepe and Swartz. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Director Compensation

Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. However, we have a policy of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings. On March 16, 2005, we granted Stanley J. Meresman a stock option to purchase 120,000 shares of our common stock in connection with his commencement of service on our board of directors. The option vests in 36 equal monthly installments from the grant date and will fully vest if we are acquired while Mr. Meresman is in our service. On March 28, 2006, we granted Michael R. Kourey a stock option to purchase 60,000 shares of our common stock in connection with his commencement of service on our board of directors. On April 12, 2006, we granted Mr. Kourey an additional stock option to purchase 10,000 shares of our common stock in connection with his appointment to the audit committee of our board of directors. Both options vest in 48 equal monthly installments from the grant date and will fully vest if we are acquired while Mr. Kourey is in our service.

Future non-employee directors will be entitled to an initial stock option award to purchase 60,000 shares of our common stock upon such director’s election to our board of directors, plus an additional 10,000 shares if serving on our audit committee and an additional 10,000 shares if serving as chairman of our audit committee. Each initial option will become exercisable for the shares in 48 equal monthly installments. Each year thereafter, each non-employee director will receive an annual stock option award to purchase 20,000 shares of our common stock on the date of our annual stockholders meeting, plus an additional 8,000 shares if serving on our audit committee and an additional 4,000 shares if serving as chairman of our audit committee, each of which will vest in 48 equal monthly installments. All such options will be granted at the fair market value on the date of the award. For further information regarding the equity compensation of our non-employee directors, see the section titled “Management — Equity Benefit Plans — 2006 Director Option Plan.”

Limitation of Liability and Indemnification

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and these key employees in connection with a legal proceeding.

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to our chief executive officer for the year ended December 31, 2005 and the four other highest paid executive officers whose salary and bonuses exceeded $100,000 for services rendered in all capacities to us during 2005. We refer to these individuals in this prospectus as our “named executive officers.”

Summary Compensation Table

	Annual compensation		Long-term compensation Awards (1)
Name and principal position	Salary	Bonus	Securities Underlying Options
Jerry M. Kennelly President, Chief Executive Officer and Chairman of the Board	$260,000	$121,072	1,000,000

Steven McCanne Chief Technology Officer and Director	220,000	61,468	1,000,000

Randy S. Gottfried Chief Financial Officer	180,000	42,240	50,000

Eric Wolford Senior Vice President of Marketing and Business Development	210,000	59,071	75,000

William Messer (2) Former Senior Vice President of Worldwide Sales	200,000	186,025	—

(1)	No restricted stock grants were awarded to the named executive officers in 2005. On May 23, 2002, each of Mr. Kennelly and Dr. McCanne purchased 5,000,000 shares of our common stock pursuant to a stock purchase agreement, which was subsequently amended on November 7, 2002. The restricted shares vest over a four-year period ending on May 1, 2006. Should we be acquired before that date, the restricted shares will fully vest. As of December 31, 2005, each of Mr. Kennelly and Dr. McCanne held 520,834 unvested shares with a value of $910,939, net of a purchase price of $521, based on the fair market value of our common stock on December 31, 2005 as determined by our board of directors of $1.75 per share.

(2)	Mr. Messer ceased employment with us on January 5, 2006.

Option Grants in Last Fiscal Year

The following table sets forth information concerning stock option awards made to each of our named executive officers during the year ended December 31, 2005. All options granted to these executive officers in 2005 were granted under our 2002 Stock Plan.

The exercise price of each option granted was equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

Option Grants in Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%		10%
Jerry M. Kennelly (2)	1,000,000	18.5%	$0.28	5/12/2015	$		$
Steven McCanne (2)	1,000,000	18.5%	0.28	5/12/2015
Randy S. Gottfried (3)	50,000	0.9%	0.28	5/12/2015
Eric Wolford (3)	75,000	1.4%	0.28	5/12/2015
William Messer	—	—	—	—		—		—

(1)	Percentages are based on options to purchase an aggregate of 5,407,250 shares of common stock granted to our employees during 2005.

(2)	The options granted to Mr. Kennelly and Dr. McCanne vest in 48 equal monthly installments. The options granted to each of Mr. Kennelly and Dr. McCanne will also vest as to 25% of such shares subject to the option if we are acquired and will vest in an additional 50% of such shares subject to the option if we are acquired and such employee’s employment is involuntarily terminated within 12 months following the change in control. Involuntary termination includes a discharge without cause or resignation following a change in position that materially reduces his level of authority or responsibility, a reduction in compensation or relocation of his workplace.

(3)	The options granted to Mr. Wolford and Mr. Gottfried vest in 48 equal monthly installments. Each of Mr. Gottfried and Mr. Wolford will vest in 50% of his option shares if we are subject to a change in control and the officer’s employment is involuntarily terminated within 12 months following the change in control. Involuntary termination includes a discharge without cause or resignation following a change in position that materially reduces his level of responsibility or nature of his functions, a reduction in compensation or relocation of his workplace.

The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•	multiplying the number of shares of our common stock subject to the option by the assumed initial offering price per share of $ ;

•	assuming that the aggregate stock value derived from the calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules promulgated by the Securities and Exchange Commission and do not represent our estimate or projection of our future stock price performance. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Option Values at December 31, 2005

The following table presents for our named executive officers the number of shares acquired upon exercise of options during 2005 and the number and value of securities underlying unexercised options that are held by these executive officers as of December 31, 2005. The value of unexercised “in-the-money” options at December 31, 2005 represents the difference between an assumed initial public offering price of $             per share and the exercise price payable for such shares, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

Options granted to the named executive officers are immediately exercisable with the underlying shares subject to our right of repurchase in the event that the optionee’s employment or service terminated prior to full vesting. With respect to initial stock option grants, our right of repurchase typically lapses and the optionee vests as to 25% of the shares subject to the option after the optionee completes one year of service and an additional 2.0833% each month thereafter.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
			Vested	Unvested	Vested	Unvested
Jerry M. Kennelly	1,000,000	$—	—	—	$—	$—
Steven McCanne	1,000,000	—	—	—	—	—
Randy S. Gottfried	50,000	—	—	—	—	—
Eric Wolford	75,000	—	9,895	15,105
William Messer	—	—	—	—	—	—

Employment Agreements

Pursuant to an offer letter dated January 21, 2004, Randy S. Gottfried, our Chief Financial Officer, will vest in 50% of his option shares if we are subject to a change in control and his employment is involuntarily terminated within 12 months following the change in control. This is not a complete description of this offer letter and is qualified by the full text of the offer letter filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to an offer letter dated April 10, 2003, Eric Wolford, our Senior Vice President of Marketing and Business Development, will vest in 50% of his option shares if we are subject to a change in control and his employment is involuntarily terminated within 12 months following the change in control. This is not a complete description of this offer letter and is qualified by the full text of the offer letter filed as an exhibit to the registration statement of which this prospectus is a part.

Severance and Change in Control Arrangements

See the section titled “Management — Employment Agreements” above for a description of the change in control arrangements for Messrs. Gottfried and Wolford.

On January 12, 2006, we entered into a general release agreement with William Messer, our former Senior Vice President of Worldwide Sales, pursuant to which we paid Mr. Messer $100,000 and COBRA benefits and vested him in an additional 34,375 shares under an option we granted him on July 14, 2004 in exchange for certain restrictive covenants, releases and other customary terms and conditions. This is not a complete description of the general release agreement and is qualified by the full text of the general release agreement filed as an exhibit to the registration statement of which this prospectus is a part.

The compensation committee of the board of directors, as plan administrator of the 2006 Equity Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the officers named in the Summary Compensation Table and any other person in connection with certain changes in control of Riverbed. For options granted and awards issued under the 2006 Equity Incentive Plan, upon a change in control of Riverbed, the option or award will generally not accelerate vesting unless the surviving corporation does not assume the option or award or replace it with a comparable award. If the surviving corporation does not assume the option or award or replace it with a comparable award, then vesting will accelerate as to all of the shares of common stock subject to such award. An option or award will become fully exercisable and fully vested if the holder’s employment or service is involuntarily terminated within 12 months following the change in control. A change in control includes:

•	a merger of Riverbed after which our own stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Riverbed, such as a holding company owned by our stockholders.

Equity Benefit Plans

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan was adopted by our board of directors on April 12, 2006 and is expected to be approved by our stockholders. The 2006 Equity Incentive Plan will become effective on the effective date of the registration statement of which this prospectus is a part. Our 2006 Equity Incentive Plan replaces our 2002 Stock Plan, our prior plan. No further option grants will be made under our 2002 Stock Plan after this offering. The options outstanding after this offering under the 2002 Stock Plan will continue to be governed by their existing terms.

Share Reserve.    We have reserved 3,000,000 shares of our common stock for issuance under the 2006 Equity Incentive Plan, plus the number of shares remaining available for issuance under our 2002 Stock Plan as of the effective date of the registration statement of which this prospectus is a part. The number of shares reserved for issuance under the 2006 Equity Incentive Plan will be increased automatically on January 1 of each year for five years by a number equal to the lesser of:

•	4,000,000 shares;

•	5% of the shares of common stock outstanding at that time; or

•	the number of shares determined by our board of directors.

In general, if options or shares awarded under the 2002 Stock Plan or the 2006 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for awards under the 2006 Equity Incentive Plan.

Administration.    The compensation committee of our board of directors administers the 2006 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to our 2006 Equity Incentive Plan. The compensation committee may also re-price outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2006 Equity Incentive Plan.

Types of Award.    Our 2006 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	restricted shares of our common stock; and

•	stock appreciation rights and stock units.

Options and Stock Appreciation Rights.    The exercise price for options granted under the 2006 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of common stock that the optionee already owns; or

•	an immediate exercise and sale of the option shares through a broker designated by us.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2006 Equity Incentive Plan shall be determined by the compensation committee. The settlement value of the stock appreciation right may be paid in cash or shares of common stock. Options and stock appreciation rights vest at the times determined by the compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted. The compensation committee may provide for a longer term except with respect to incentive stock options, and except that options and stock appreciation rights generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2006 Equity Incentive Plan covering more than 2,500,000 shares in one calendar year.

Restricted Shares and Stock Units.    Restricted shares may be awarded under the 2006 Equity Incentive Plan in return for:

•	cash;

•	services already provided to us; or

•	services to be provided to us in the future.

Restricted shares vest at the times determined by the compensation committee. Stock units may be awarded under the 2006 Equity Incentive Plan. No cash consideration shall be required of the award recipients. Stock units may be granted in consideration of a reduction in the recipient’s other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by the compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.

Change in Control.    If a change in control of Riverbed occurs, an option or award under the 2006 Equity Incentive Plan will generally not accelerate vesting unless the surviving corporation does not assume the option or award or replace it with a comparable award. If the surviving corporation does not assume the option or award or replace it with a comparable award, then vesting will accelerate as to all of the shares of common stock subject to such award. An option or award will become fully exercisable and fully vested if the holder’s employment or service is involuntarily terminated within 12 months following the change in control. A change in control includes:

•	a merger of Riverbed after which our own stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•	a change in the composition of more than one-half of our directors over a 24-month period; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Riverbed, such as a holding company owned by our stockholders.

Amendments or Termination.    Our board of directors may amend or terminate the 2006 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2006 Equity Incentive Plan will continue in effect for ten years from its adoption date, unless the board of directors decides to terminate the plan earlier.

As of December 31, 2005, we had outstanding options under the 2002 Stock Plan to purchase an aggregate of 2,798,146 shares of common stock at exercise prices ranging from $0.05 to $1.75 per share, or a weighted average per share exercise price of $0.956.

2006 Director Option Plan

Our 2006 Director Option Plan was adopted by our board of directors on April 12, 2006 and is expected to be approved by our stockholders. The 2006 Director Option Plan will become effective on the effective date of the registration statement of which this prospectus is a part. The 2006 Director Option Plan will be administered by the compensation committee of our board of directors, although all grants under the plan are automatic and non-discretionary.

Share Reserve.    We have reserved 500,000 shares of our common stock for issuance under the 2006 Director Option Plan. The number of shares reserved for issuance under the 2006 Director Option Plan will be increased automatically on January 1 of each year by 250,000 shares. In general, if options or shares awarded under the 2006 Director Option Plan are forfeited or repurchased, then those options or shares will again become available for awards under the 2006 Director Option Plan.

Automatic Option Grant Program.    Only the non-employee members of our board of directors will be eligible for option grants under the 2006 Director Option Plan. The program of automatic option grants for non-employee directors will be on the terms specified below as of the effective date of the 2006 Director Option Plan:

•	Each non-employee director who joins our board of directors will receive an initial option for 60,000 shares. Each non-employee director who joins our board of directors and serves on the audit committee will also receive an additional option for 10,000 shares and each non-employee director who joins our board of directors and serves as chairman of the audit committee will receive an additional option for 10,000 shares. The grant of these options will occur when the director takes office. These options will vest in 48 equal monthly installments.

•	At the time of each of our annual stockholders’ meetings, beginning in 2007, each non-employee director who will continue to be a director after that meeting will automatically be granted an option for 20,000 shares of our common stock. At the time of each of our annual stockholders’ meetings, beginning in 2007, each non-employee director who will continue to be chairman of our audit committee after that meeting will automatically be granted an option for 4,000 shares of our common stock and each non-employee director who will continue to be a member of our audit committee after that meeting will automatically be granted an option for 8,000 shares of our common stock. However, a new non-employee director who is receiving the initial option or options will not receive any of these options in the same calendar year. These options will vest in 48 equal monthly installments.

•	A non-employee director’s option granted under this program will become fully vested upon a change in control of Riverbed.

•	The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate exercise and sale of the option shares through a broker designated by us. The non-employee director’s options have a 10-year term, except that they expire one year after the director leaves the board of directors.

Amendments or Termination.    Our board of directors may amend or terminate the 2006 Director Option Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2006 Director Option Plan will continue in effect for ten years from its adoption date, unless the board of directors decides to terminate the plan earlier.

2006 Employee Stock Purchase Plan

Our 2006 Employee Stock Purchase Plan was adopted by our board of directors on April 12, 2006 and is expected to be approved by our stockholders. The 2006 Employee Stock Purchase Plan will become effective on the effective date of the registration statement of which this prospectus is a part. Our 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

Share Reserve.    We have reserved 1,500,000 shares of our common stock for issuance under the plan. The number of shares reserved for purchase under the plan will be automatically increased on January 1 of each year for a number of shares equal to the lesser of: (i) 1% of the number of shares of our common stock outstanding at that time, (ii) 750,000 shares or (iii) the number of shares determined by our board of directors.

Administration.    The compensation committee of our board of directors will administer the plan.

Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 2006 Employee Stock Purchase Plan at the start of any offering period.

Offering Periods.    Each offering period will last a maximum number of months, as determined by our compensation committee, which will not exceed 24 months. A new offering period will begin periodically, as determined by our compensation committee. Offering periods may overlap or may be consecutive. The first offering period will start on the date selected by our compensation committee but will not be earlier than the effective date of the registration statement related to this offering. In the case of an offering period that is 24 months long, a new offering period will begin every six months or on such other date as determined by our compensation committee. Thus up to four overlapping offering periods may be in effect at the same time. An offering period continues to apply to a participant for the full 24 months, unless the market price of common stock is lower when a subsequent offering period begins. In that event, the subsequent offering period automatically becomes the applicable period for purposes of determining the purchase price.

Amount of Contributions.    Our 2006 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Purchases of our common stock will generally occur on January 31 and July 31 of each year. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 2,000 shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price.    The price of each share of common stock purchased under our 2006 Employee Stock Purchase Plan will not be less than 85% of the lower of:

•	the fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

•	the fair market value per share of common stock on the purchase date.

Other Provisions.    Employees may end their participation in the 2006 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Riverbed. If a change in control of Riverbed occurs, our 2006 Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate the 2006 Employee Stock Purchase Plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2003, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the section titled “Management,” and the transactions described below.

Private Placement Financings

Series A Financing

In November 2002 through January 2003, we sold an aggregate of 14,395,604 shares of our Series A convertible preferred stock at a price of $0.455 per share to various investors, including entities affiliated with Accel Partners, entities affiliated with Lightspeed Venture Partners, entities affiliated with James R. Swartz and Eric Wolford. Please refer to the section titled “Principal and Selling Stockholders” for more details on their holdings of our Series A convertible preferred stock.

Series B Financing

In December 2003, we sold 11,961,721 shares of our Series B convertible preferred stock at a price of $0.836 per share to various investors, including entities affiliated with Accel Partners, entities affiliated with Lightspeed Venture Partners, entities affiliated with UV Partners, entities affiliated with James R. Swartz, entities affiliated with Steven McCanne and family members of Steven McCanne. Please refer to the section titled “Principal and Selling Stockholders” for more details on their holdings of our Series B convertible preferred stock.

Series C Financing

In December 2004, we sold 9,345,796 shares of our Series C convertible preferred stock at a price of $2.14 per share to various investors, including entities affiliated with Accel Partners, entities affiliated with Lightspeed Venture Partners, entities affiliated with UV Partners, entities affiliated with Goldman, Sachs & Co., a managing underwriter in this offering, entities affiliated with James R. Swartz and a family member of Jerry M. Kennelly. Please refer to the section titled “Principal and Selling Stockholders” for more details on their holdings of our Series C convertible preferred stock.

Series D Financing

In February 2006, we sold 3,738,318 shares of our Series D convertible preferred stock at a price of $5.35 per share to various investors, including entities affiliated with Accel Partners, entities affiliated with Lightspeed Venture Partners, entities affiliated with UV Partners, entities affiliated with Goldman, Sachs & Co., a managing underwriter in this offering, and entities affiliated with James R. Swartz. Please refer to the section titled “Principal and Selling Stockholders” for more details on their holdings of our Series D convertible preferred stock.

Investors’ Rights Agreement

In connection with our Series D financing described above, we entered into an amended and restated investors’ rights agreement with several of our significant stockholders, including entities affiliated with Accel Partners, entities affiliated with James R. Swartz, entities affiliated with Lightspeed Venture Partners, entities affiliated with UV Partners, entities affiliated with Goldman, Sachs & Co., a managing underwriter in this offering, entities affiliated with, and family members of, Steven McCanne, a family member of Jerry M. Kennelly and Eric Wolford. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of the preferred stock held by them. For more information regarding this agreement, please refer to the section titled “Description of Capital Stock — Registration Rights.” In addition to the registration rights, the amended and restated investors’ rights agreement, among other things:

•	obligates us to deliver periodic financial statements to our major investors;

•	permits our major investors to visit and inspect our properties, to examine our books and records and to discuss our business affairs with our officers; and

•	grants those of our investors who are party to the agreement a right of first offer with respect to sales of our shares by us, subject to specified exclusions (which exclusions are expected to include the sale of the shares pursuant to this prospectus).

We anticipate that the provisions of the amended and restated investors’ rights agreement described above, other than those relating to registration rights, will terminate upon the closing of this offering. This is not a complete description of the amended and restated investors’ rights agreement and is qualified by the full text of the amended and restated investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Transactions with our Executive Officers, Directors, Significant Stockholders and Underwriters

Customer, Underwriter and Stockholder Relationships

In the ordinary course of our business, our products were sold to Goldman, Sachs & Co., Citigroup and Thomas Weisel Partners LLC. As of March 31, 2006, we recognized approximately $350,000 in aggregate revenue from these sales. Goldman, Sachs & Co., Citigroup Global Markets Inc. and Thomas Weisel Partners LLC are managing underwriters in this offering and investment entities affiliated with Goldman, Sachs & Co. are holders of more than 5% of our outstanding capital stock as of December 31, 2005. We believe that these transactions have been entered into on terms consistent with terms offered to unrelated third-party customers. See the section titled “Underwriting.”

Prior to this offering, investment entities affiliated with Goldman, Sachs & Co. had the right to appoint an observer to attend meetings of our board of directors. This right will terminate upon the closing of this offering.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and such other key employees in connection with a legal proceeding.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of December 31, 2005, as adjusted to reflect our issuance of shares of Series D convertible preferred stock in February 2006 and the sale of the common stock being sold in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns at least 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

The following table lists the number of shares and percentage of shares beneficially owned based on 56,162,771 shares of common stock outstanding on a pro forma basis as of December 31, 2005. This number reflects:

•	16,721,332 shares of common stock;

•	the conversion of 14,395,604 shares of Series A convertible preferred stock into 14,395,604 shares of common stock upon the closing of this offering;

•	the conversion of 11,961,721 shares of Series B convertible preferred stock into 11,961,721 shares of common stock upon the closing of this offering;

•	the conversion of 9,345,796 shares of Series C convertible preferred stock into 9,345,796 shares of common stock upon the closing of this offering; and

•	the issuance of 3,738,318 shares of Series D convertible preferred stock in February 2006, which will be converted into 3,738,318 shares of common stock upon the closing of this offering.

The table also lists the applicable percentage beneficial ownership based on              shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of              shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2005 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Riverbed Technology, Inc., 501 Second Street, San Francisco, California 94107.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders
Entities affiliated with Accel Partners (1) 428 University Avenue Palo Alto, CA 94301	13,356,528	23.8%
Entities affiliated with Lightspeed Venture Partners (2) 2200 Sand Hill Road Menlo Park, CA 94025	13,095,098	23.3
Entities affiliated with UV Partners (3) 2755 East Cottonwood Parkway Suite 520 Salt Lake City, UT 84121	6,360,579	11.3
Entities affiliated with The Goldman Sachs Group, Inc. (4) 85 Broad Street New York, NY 10004	2,983,188	5.3

Directors and Named Executive Officers
Jerry M. Kennelly (5)	6,000,000	10.7
Steven McCanne (6)	6,019,808	10.7
Michael R. Kourey (7)	—	—
Stanley J. Meresman (8)	120,000	*
James R. Swartz (9)	14,840,588	26.4
Blake G. Modersitzki (10)	6,360,579	11.3
Christopher J. Schaepe (11)	13,095,098	23.3
Randy S. Gottfried (12)	550,000	*
Eric Wolford (13)	621,978	1.1
William Messer 352 Dolphin Isle Foster City, CA 94404	240,625	*
All current directors and executive officers as a group (9 persons) (14)	47,608,051	84.7

*	Less than 1% of the outstanding shares of common stock.

(1)	Represents 10,410,078 shares held by Accel VIII L.P., 2,044,885 shares held by Accel Internet Fund IV L.P. and 901,565 shares held by Accel Investors 2002 L.L.C. Accel VIII Associates L.L.C. is the general partner of Accel VIII L.P. and Accel Internet Fund IV L.P. Mr. Swartz, one of our directors, is a managing member of Accel VIII Associates L.L.C. and Accel Investors 2002 L.L.C. Mr. Swartz disclaims beneficial ownership of the shares held by Accel VIII L.P., Accel Internet Fund IV L.P. and Accel Investors 2002 L.L.C., except to the extent of his pecuniary interest therein.

(2)

Represents 11,520,413 shares held by Lightspeed Venture Partners VI, L.P., 86,297 shares held by Lightspeed Venture Partners VI-A, L.P., 1,031,893 shares held by Lightspeed Venture Partners VI Cayman, L.P., 402,936 shares held by Lightspeed Venture Partners Entrepreneur VI, L.P. and 53,559 shares held by Lightspeed Venture Partners Entrepreneur VI-A, L.P. Venture Investors General Partner L.L.C. is the general partner of Lightspeed Venture Partners VI, L.P.,

Lightspeed Venture Partners VI-A, L.P., Lightspeed Venture Partners VI Cayman, L.P., Lightspeed Venture Partners Entrepreneur VI, L.P. and Lightspeed Venture Partners Entrepreneur VI-A, L.P. Mr. Schaepe, one of our directors, is a managing member of Venture Investors General Partner L.L.C. Mr. Schaepe disclaims beneficial ownership of the shares held by Lightspeed Venture Partners VI, L.P., Lightspeed Venture Partners VI-A, L.P., Lightspeed Venture Partners VI Cayman, L.P., Lightspeed Venture Partners Entrepreneur VI, L.P. and Lightspeed Venture Partners Entrepreneur VI-A, L.P., except to the extent of his pecuniary interest therein.

(3)	Represents 6,230,188 shares held by Utah Ventures III, L.P. and 130,391 shares held by Utah Entrepreneurs Fund III, L.P. Utah Venture Partners III, L.L.C. is the general partner of Utah Ventures III, L.P. and Utah Entrepreneur Partners III, L.L.C. is the general partner of Utah Entrepreneurs Fund III, L.P. Mr. Modersitzki, one of our directors, is a member of Utah Venture Partners III, L.L.C. and Utah Entrepreneur Partners III, L.L.C. and is a limited partner of Utah Ventures III, L.P. Mr. Modersitzki disclaims beneficial ownership of the shares held by Utah Ventures III, L.P. and Utah Entrepreneurs Fund III, L.P., except to the extent of his pecuniary interest therein.

(4)	Represents 1,491,594 shares held by The Goldman Sachs Group, Inc. and 1,491,594 shares held by Goldman Sachs Direct Investment Fund 2000, L.P. Goldman, Sachs & Co. is a wholly owned subsidiary of The Goldman Sachs Group, Inc. and is a managing underwriter of this offering. Goldman Sachs Direct Investment Fund 2000, L.P. is an affiliate of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. and its affiliates disclaim beneficial ownership of the shares held by Goldman Sachs Direct Investment Fund 2000, L.P., except to the extent of their pecuniary interest therein.

(5)	Represents 6,000,000 shares of common stock held by Kennelly Partners, L.P. Certain of these shares are subject to a right of repurchase by us in the event Mr. Kennelly’s service terminates prior to vesting of these shares. Does not include 13,820 shares held by family members of Jerry M. Kennelly.

(6)	Represents 5,960,000 shares held by Steven McCanne and Tamara R. White, Trustees of the McCanne Family Trust dated July 8, 2002 and successor Trustees, 29,904 shares held by Steven McCanne, Trustee of the Steven McCanne Revocable Trust u/a/d 11/29/00 and 29,904 shares held by Steven McCanne, Trustee of the McCanne K Trust u/a/d 7/21/00. Certain of these shares are subject to a right of repurchase by us in the event Dr. McCanne’s service terminates prior to vesting of these shares. Does not include 99,808 shares held by family members of Steven McCanne.

(7)	Mr. Kourey was elected to our board of directors on March 28, 2006 and has been granted options to purchase 70,000 shares of our common stock. The shares underlying these options are subject to vesting.

(8)	Represents 120,000 shares of common stock held by Stanley J. Meresman & Sharon A. Meresman, Trustees of the Meresman Family Trust U/D/T dated 9/13/89, as amended. Certain of these shares are subject to a right of repurchase by us in the event Mr. Meresman’s service terminates prior to vesting of these shares.

(9)

Represents 989,374 shares held by Burn3 LLC, 494,686 shares held by Homestake Partners L.P. and 13,356,528 shares held by entities affiliated with Accel Partners. See footnote (1) above regarding Mr. Swartz’s relationship with Accel Partners. Mr. Swartz is the manager of Burn3 LLC and the general partner of Homestake Partners L.P. Mr. Swartz disclaims beneficial ownership of the shares held by Accel VIII L.P., Accel Internet Fund IV L.P., Accel Investors 2002 L.L.C., Burn3 LLC and Homestake Partners L.P., except to the extent of his pecuniary interest therein. Mr. Swartz has pecuniary interests in shares held by Utah Ventures III, L.P. and entities affiliated with Meritech Capital Partners, which are stockholders of ours. The shares set forth in the table above do not reflect shares in which he has these pecuniary interests.

(10)	See footnote (3) above.

(11)	See footnote (2) above.

(12)	Represents 550,000 shares of common stock held by Randy S. Gottfried, Trustee of the Randy S. Gottfried Trust dated January 7, 2005. Certain of these shares are subject to a right of repurchase by us in the event Mr. Gottfried’s service terminates prior to vesting of these shares.

(13)	Includes 25,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005. Certain of these shares are subject to a right of repurchase by us in the event Mr. Wolford’s service terminates prior to vesting of these shares.

(14)	Includes 25,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005. Shares held by Mr. Messer are not included because he ceased employment with us on January 5, 2006.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of 600,000,000 shares of common stock, par value $0.0001 per share, and 30,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of December 31, 2005, there were 56,162,771 shares of common stock outstanding on a pro forma basis held of record by approximately 105 stockholders. This number reflects:

•	16,721,332 shares of common stock;

•	the conversion of 14,395,604 shares of Series A convertible preferred stock into 14,395,604 shares of common stock upon the closing of this offering;

•	the conversion of 11,961,721 shares of Series B convertible preferred stock into 11,961,721 shares of common stock upon the closing of this offering;

•	the conversion of 9,345,796 shares of Series C convertible preferred stock into 9,345,796 shares of common stock upon the closing of this offering; and

•	the issuance of 3,738,318 shares of Series D convertible preferred stock in February 2006, which will be converted into 3,738,318 shares of common stock upon the closing of this offering.

There will be              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise after December 31, 2005 of outstanding options or warrants, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See the section titled “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, outstanding shares of Series A convertible preferred stock will be converted into 14,395,604 shares of common stock, outstanding shares of Series B convertible preferred stock will be converted into 11,961,721 shares of common stock, outstanding shares of Series C convertible preferred stock will be converted into 9,345,796 shares of common stock and outstanding shares of Series D convertible preferred stock will be converted into 3,738,318 shares of common stock.

Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants

As of December 31, 2005, there were outstanding warrants to purchase up to 132,967 shares of common stock, at a weighted average exercise price of $0.742 per share, assuming conversion of all outstanding preferred stock into common stock.

Registration Rights

After this offering, holders of approximately 39,441,439 shares of common stock and the holders of warrants to purchase 132,967 shares of our common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the amended and restated investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Certain of the holders of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Election and Removal of Directors.    Our restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our restated certificate of incorporation and amended and restated bylaws, our board will be classified into three classes of directors. Only one class will stand for election at each annual meeting, and directors will be elected to serve three year terms. In addition, our restated certificate of incorporation and amended and restated bylaws will provide that the number of authorized directors may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies), and that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Under our restated certificate of incorporation and amended and restated bylaws, directors may be removed by the stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Special Stockholder Meetings.    Under our restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law.    Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.    Our restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting after this offering.

No Cumulative Voting.    Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions.    The amendment of certain of the above provisions in our restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     . Its telephone number is                             .

Nasdaq Global Market Listing

We have applied to list our common stock on The Nasdaq Stock Market’s Global Market under the symbol “RVBD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants to purchase common stock that were outstanding as of December 31, 2005. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

The remaining 56,162,771 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

The following table shows approximately when the 56,162,771 shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Shares sold by us and the selling stockholders in the offering
Upon Effectiveness	—	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days	—	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days, subject to reduction or extension	52,424,453	Lock-up released; shares saleable under Rules 144 and 701
Thereafter	3,738,318	Restricted securities held for one year or less

Resale of 47,583,051 of the restricted shares that will become available for sale in the public market starting 180 days after the effective date (or longer or shorter period described below) will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

Lock-up Agreements

Our officers, directors and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of Goldman, Sachs & Co.

The 180-day restricted period described in the preceding paragraph will be automatically extended or reduced under the following circumstances: (1) during the last 15 days of the 180-day restricted period, if we issue an earnings release or announce material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (2) prior to the expiration of the 180-day restricted period, if we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, the restrictions described in the preceding paragraph will expire on the day 18 days prior to the scheduled earnings release so long as we issue a press release and accompanying current report on Form 8-K regarding the early release date at least three days prior to such early release date. If we do not issue a press release and accompanying Form 8-K by such time, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Goldman, Sachs & Co. currently does not anticipate shortening or waiving any of the lock-up agreements and does not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding that will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. Goldman, Sachs & Co. may, with the approval of our board of directors, release all or any portion of the securities subject to lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of 39,441,439 shares of our common stock and the holders of warrants to purchase 132,967 shares of our common stock have the right to have their shares registered under the Securities Act. See the section titled “Description of Capital Stock — Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

We have agreed not to file any registration statements during the six-month period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our stock plans, without the prior written consent of Goldman, Sachs & Co.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2002 Stock Plan, 2006 Equity Incentive Plan, 2006 Director Option Plan and 2006 Employee Stock Purchase Plan. See the section titled “Management — Equity Benefit Plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Thomas Weisel Partners LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Riverbed	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to modification as described below, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended or reduced under the following circumstances: (1) during the last 15 days of the 180-day restricted period, if the company issues an earnings release or announces material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (2) prior to the expiration of the 180-day restricted period, if the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, the restrictions described in the preceding paragraph will expire on the day 18 days prior to the scheduled earnings release so long as the company issues a press release and accompanying current report on Form 8-K regarding the early release date at least three days prior to such early release date. If the company does not issue a press release and accompanying Form 8-K by such time, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on the Nasdaq Global Market under the symbol “RVBD.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)    it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)    it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a)    to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)    in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of the common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

Entities affiliated with Goldman, Sachs & Co. are holders of more than 5% of the outstanding capital stock of the company as of December 31, 2005. See the section titled “Principal and Selling Stockholders.” Prior to this offering, these entities had the right to appoint an observer to attend meetings of the board of directors of the company. This right will terminate upon the closing of this offering. Upon completion of this offering, these entities will be entitled to certain registration rights with respect to shares of the common stock of the company held by them. See the section titled “Certain Relationships and Related Party Transactions — Investors’ Rights Agreement.”

In the ordinary course of the company’s business, the company’s products were sold to Goldman, Sachs & Co., Citigroup and Thomas Weisel Partners LLC. As of March 31, 2006, the company recognized approximately $350,000 in aggregate revenue from these sales. Goldman, Sachs & Co. is a managing underwriter in this offering and entities affiliated with Goldman, Sachs & Co. are holders of more than 5% of the company’s outstanding capital stock as of December 31, 2005. Citigroup Global Markets Inc. and Thomas Weisel Partners LLC are managing underwriters in this offering.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for the company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California and for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 211,564 shares of our common stock.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2004 and 2005 and for each of the years ended December 31, 2004 and 2005, as set forth in their report. We have included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

Our consolidated financial statements for the year ended December 31, 2003 were audited by Deloitte & Touche LLP. We engaged Ernst & Young LLP to audit our consolidated financial statements for each of the years ended December 31, 2004 and 2005. We engaged Ernst & Young LLP as our independent accountants on September 1, 2005.

On August 15, 2005, we informed Deloitte and Touche LLP of its dismissal as our independent accountants. There were no disagreements at any time, through August 15, 2005, between Deloitte & Touche LLP and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The report of Deloitte & Touche LLP on our consolidated financial statements for the year ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this Web site.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Riverbed Technology, Inc.

We have audited the accompanying consolidated balance sheets of Riverbed Technology, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Riverbed Technology, Inc. as of December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Riverbed Technology, Inc. adopted FASB Staff Position 150-5 (FSP 150-5) “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” during the year ended December 31, 2005.

/s/    ERNST & YOUNG LLP

San Francisco, California

April 20, 2006

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Riverbed Technology, Inc.

We have audited the accompanying consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit) and cash flows of Riverbed Technology, Inc. (the “Company”) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

San Francisco, California

June 14, 2004

RIVERBED TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,		Pro Forma Stockholders’ Equity as of 12/31/05 (unaudited) (see Note 1)
	2004	2005
	(in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$23,380	$10,410
Trade receivables, net of allowances of $31 and $90 as of December 31, 2004 and 2005, respectively	1,383	5,357
Other receivables	26	205
Inventory	771	3,530
Deferred inventory costs	134	874
Prepaid expenses and other current assets	200	699

Total current assets	25,894	21,075

Fixed assets, net	760	2,324
Other assets	184	245

Total assets	$26,838	$23,644

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$716	$3,970
Current portion of long-term debt	—	1,250
Income taxes payable	5	55
Accrued compensation and related benefits	730	2,880
Other accrued liabilities	475	1,024
Preferred stock warrant liability	—	594
Deferred revenue	586	4,891

Total current liabilities	2,512	14,664

Long-term debt, net of current portion	1,374	1,211
Long-term exercised unvested options	120	587
Deferred revenue non-current	294	708
Commitments and contingencies
Convertible preferred stock:
Series A Preferred stock, $0.0001 par value — 14,429 shares authorized as of December 31, 2004 and 2005; 14,396 shares issued and outstanding as of December 31, 2004 and 2005 aggregate liquidation preference of $6,550 and no shares outstanding pro forma (unaudited)	6,508	6,494	$—
Series B Preferred stock, $0.0001 par value — 12,062 shares authorized as of December 31, 2004 and 2005; 11,962 shares issued and outstanding as of December 31, 2004 and 2005 aggregate liquidation preference of $10,000 and no shares outstanding pro forma (unaudited)	10,015	9,945	—
Series C Preferred stock, $0.0001 par value — 10,514 shares authorized as of December 31, 2004 and 2005; 9,346 shares issued and outstanding as of December 31, 2004 and 2005 aggregate liquidation preference of $20,000 and no shares outstanding pro forma (unaudited)	19,946	19,946	—

Total convertible preferred stock	36,469	36,385	—

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value — 30,000 shares authorized pro forma (unaudited)			—
Common stock and additional paid-in-capital; $0.0001 par value — 60,000 shares authorized as of December 31, 2004 and 2005, respectively and 600,000 shares authorized pro forma unaudited; 13,272 and 16,721 shares issued and outstanding as of December 31, 2004 and 2005 and 52,424 shares outstanding pro forma (unaudited)	612	10,130	47,109
Deferred stock-based compensation	(475)	(8,495)	(8,495)
Accumulated deficit	(14,062)	(31,488)	(31,488)
Accumulated other comprehensive income (loss)	(6)	(58)	(58)

Total stockholders’ equity (deficit)	(13,931)	(29,911)	$7,068

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$26,838	$23,644

See Notes to Consolidated Financial Statements.

RIVERBED TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2003	2004	2005
	(in thousands, except per share amounts)
Revenue:
Product	$—	$2,413	$20,448
Support and services	—	149	2,493

Total revenue	—	2,562	22,941

Cost of revenue:
Cost of product	—	838	6,933
Cost of support and services	—	685	1,661

Total cost of revenue	—	1,523	8,594

Gross profit	—	1,039	14,347

Operating expenses:
Sales and marketing	976	5,586	19,722
Research and development	2,360	4,266	8,108
General and administrative	665	1,033	3,531

Total operating expenses	4,001	10,885	31,361

Operating loss	(4,001)	(9,846)	(17,014)

Other income (expense), net:
Interest income	39	116	457
Interest expense	(12)	(94)	(239)
Other	—	2	(295)

Total other income (expense), net	27	24	(77)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(3,974)	(9,822)	(17,091)
Provision for income taxes	—	5	55

Loss before cumulative effect of change in accounting principle	(3,974)	(9,827)	(17,146)
Cumulative effect of change in accounting principle	—	—	280

Net loss	$(3,974)	$(9,827)	$(17,426)

Net loss per common share, basic and diluted	$(1.82)	$(1.71)	$(1.85)

Shares used in computing basic and diluted net loss per common share	2,189	5,760	9,401

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.39)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			45,105

Stock-based compensation expense included in above:
Cost of support and services	$—	$1	$40
Sales and marketing	—	78	482
Research and development	—	12	397
General and administrative	—	1	368

Total stock-based compensation expense	$—	$92	$1,287

See Notes to Consolidated Financial Statements.

RIVERBED TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands)

	Convertible Preferred Stock		Common Stock And Additional Paid-in-Capital		Deferred Stock-Based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	14,286	$6,444	10,000	$—	$—	$(261)	$—	$(261)
Issuance of Series A preferred stock for cash	110	50	—	—	—	—	—	—
Issuance of Series A warrants in connection with financing	—	14	—	—	—	—	—	—
Issuance of Series B preferred stock for cash net of issuance costs of $54,665	11,962	9,945	—	—	—	—	—	—
Stock options exercised	—	—	1,653	87	—	—	—	87
Reclassification of options exercised but not vested	—	—	—	(75)	—	—	—	(75)
Net loss and comprehensive loss	—	—	—	—	—	(3,974)	—	(3,974)

Balance at December 31, 2003	26,358	16,453	11,653	12	—	(4,235)	—	(4,223)
Issuance of Series B warrants in connection with financing	—	70	—	—	—	—	—	—
Issuance of Series C preferred stock for cash net of issuance costs of $54,180	9,346	19,946	—	—	—	—	—	—
Stock options exercised	—	—	1,724	170	—	—	—	170
Stock options repurchased	—	—	(105)	(5)	—	—	—	(5)
Reclassification of options exercised but not vested	—	—	—	(132)	—	—	—	(132)
Deferred stock-based compensation related to options granted to employees	—	—	—	567	(567)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	92	—	—	92
Comprehensive loss:
Currency translation adjustments	—	—	—	—	—	—	(6)	(6)
Net loss	—	—	—	—	—	(9,827)	—	(9,827)

Comprehensive loss	—	—	—	—	—	—	—	(9,833)

Balance at December 31, 2004	35,704	36,469	13,272	612	(475)	(14,062)	(6)	(13,931)
Stock options exercised	—	—	3,652	940	—	—	—	940
Stock options repurchased	—	—	(203)	(18)	—	—	—	(18)
Reclassification of options exercised but not vested	—	—	—	(711)	—	—	—	(711)
Deferred stock-based compensation related to options granted to employees	—	—	—	9,307	(9,307)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	1,287	—	—	1,287
Reclassification of warrants to liabilities (Note 2)	—	(84)	—	—	—	—	—	—
Comprehensive loss: Currency translation adjustments	—	—	—	—	—	—	(52)	(52)
Net loss	—	—	—	—	—	(17,426)	—	(17,426)

Comprehensive loss	—	—	—	—	—	—	—	(17,478)

Balance at December 31, 2005	35,704	$36,385	16,721	$10,130	$(8,495)	$(31,488)	$(58)	$(29,911)

See Notes to Consolidated Financial Statements.

RIVERBED TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Operating Activities:
Net loss	$(3,974)	$(9,827)	$(17,426)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	55	245	831
Amortization of stock-based compensation	—	92	1,287
Amortization of warrants	3	22	21
Revaluation of warrants to fair value	—	—	510
Provision for trade receivable allowances	—	31	75
Changes in operating assets and liabilities:
(Increase) in trade receivables	—	(1,413)	(4,049)
(Increase) in inventory	—	(771)	(2,901)
(Increase) in prepaid expenses and other assets	(68)	(370)	(1,295)
Increase in accounts payable and other current liabilities	423	1,323	5,673
Increase in income taxes payable	—	5	50
Increase in deferred revenue		880	4,719

Net cash used in operating activities	(3,561)	(9,783)	(12,505)

Investing Activities:
Capital expenditures	(451)	(601)	(2,259)
Increase in other assets	(31)	(66)	(142)

Net cash used in investing activities	(482)	(667)	(2,401)

Financing Activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	9,995	19,946	—
Proceeds from issuance of common stock, net of repurchases	83	165	922
Payments of debt	(55)	(426)	—
Proceeds from issuance of debt	481	1,434	1,066

Net cash provided by financing activities	10,504	21,119	1,988

Effect of exchange rate changes on cash and cash equivalents	—	(6)	(52)

Net increase (decrease) in cash and cash equivalents	6,461	10,663	(12,970)
Cash and cash equivalents at beginning of period	6,256	12,717	23,380

Cash and cash equivalents at end of period	$12,717	$23,380	$10,410

Supplemental schedule of cash flow data:
Deferred stock-based compensation	$—	$567	$9,307
Cash paid for interest	$9	$71	$219

See Notes to Consolidated Financial Statements.

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Riverbed Technology, Inc. was founded on May 23, 2002 and has developed a comprehensive solution to the fundamental problems of wide-area distributed computing. Our Steelhead appliances enable our customers simply and efficiently to improve the performance of their applications and access to their data over wide area networks (WANs). We began commercial shipments of our products in May 2004.

Significant Accounting Policies

Basis of Financial Statements

The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

Use of Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of the fair value of stock awards issued, the allowance for doubtful accounts, and inventory valuation. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

Revenue Recognition

Our software is integrated on appliance hardware and is essential to the functionality of the product. We provide unspecified software updates and enhancements related to our products through support contracts. As a result, we account for revenue in accordance with Statement of Position, or SOP 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” for all transactions involving the sale of software. We recognize product revenue when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) we have delivered the products; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable.

Product revenue consists of revenue from sales of our appliances. Product revenue is generally recognized upon transfer of title at shipment, assuming all other revenue recognition criteria are met. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. Product revenue on sales to resellers is recorded once we have received persuasive evidence of an end-user and all other criteria have been met. Substantially all of our agreements do not provide for rights of return.

Substantially all of our product sales have been sold in combination with product support services, which consist of software updates and product support. Software updates provide customers

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Product support includes internet access to technical content, telephone and internet access to technical support personnel and hardware support. Revenue for support services is recognized on a straight-line basis over the service contract term, which is generally one year.

We use the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (VSOE) of the fair value of all undelivered elements exists. Through December 31, 2005, in virtually all of our contracts, the only element that remained undelivered at the time of delivery of the product was product support and updates. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established. When the undelivered element is support, revenue for the entire arrangement is bundled and recognized ratably over the support period. VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those services when sold separately, and for product support and updates is additionally measured by the renewal rate offered to the customer. Prior to the third quarter of 2005, we had not established VSOE for the fair value of support contracts provided to our reseller class of customers. As such, prior to the third quarter of 2005, we recognized all revenue on transactions sold through resellers ratably over the term of the support contract, typically twelve months. Beginning in the third quarter of 2005, we determined that we had established VSOE of fair value of support for products sold to resellers, and began recognizing product revenue upon delivery, provided the remaining criteria for revenue recognition had been met.

Our OEM agreements include certain technology development, training and support obligations. To date, we have not established VSOE for our future obligations to our OEM partners and all revenue on such agreements has been deferred through December 31, 2005.

Our fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific products and quantities to be delivered. Substantially all of our contracts do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions or right of return lapses. Payment terms to customers generally range from net 30 to 60 days. In the event payment terms are provided that differ from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due.

We assess the ability to collect from our customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is not deemed credit worthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met.

Stock-Based Compensation

We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25 and have adopted the disclosure only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123,

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Accounting for Stock-Based Compensation (SFAS 123) and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS 148).

Stock-based compensation expense, which is a non-cash charge, results from stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. During the years ended December 31, 2004 and 2005, we granted options to employees to purchase a total of 7,821,750 shares of common stock at exercise prices ranging from $0.10 to $1.75 per share. We did not obtain contemporaneous valuations from an unrelated valuation specialist during this period. Instead, during 2004 and 2005 we relied on our board of directors to determine a reasonable estimate of the then current value of our common stock.

In connection with the preparation of our financial statements, we have reassessed the estimated fair value of our common stock in light of the expected completion of our initial public offering. We engaged an unrelated third-party appraiser to assist management in this process through the provision of a valuation report as of February 1, 2006 that valued our common stock between $0.69 and $0.89 at December 10, 2004; between $3.54 and $4.07 at January 1, 2006; and between $4.33 and $4.66 per share at February 1, 2006. Stock-based compensation expense per share equals the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share and is amortized ratably over the vesting period of the underlying option, generally four years.

Based upon the reassessment, we determined that the reassessed fair value of the options to purchase 7,821,750 shares of common stock granted in 2004 and 2005 ranged from $0.10 to $4.07 per share. Information on employee stock options granted during 2004 and 2005 is summarized as follows:

Date of Issuance	Number of Options Granted	Exercise Price	Fair Value Estimate Per Share	Intrinsic Value per Share
Jan – Mar 2004	635,000	$0.10	$0.10	$—
Apr – Jun 2004	581,000	$0.10	$0.25	$0.15
Jul – Sep 2004	952,500	$0.10	$0.50	$0.40
Oct – Dec 2004	246,000	$0.10	$0.79	$0.69
Jan 2005	215,500	$0.28	$1.00	$0.72
Feb – Mar 2005	460,500	$0.28	$1.20	$0.92
Apr – Jun 2005	2,729,250	$0.28	$1.80	$1.52
Jul – Sep 2005	790,500	$0.60	$3.00	$2.40
Oct – Dec 2005	1,211,500	$1.75	$4.07	$2.32

As a result of the reassessed fair value of options granted, we recorded deferred stock-based compensation relative to these options of $567,000 and $9.3 million during the years ended December 31, 2004 and 2005, which is being amortized over the vesting period of the applicable options on a straight-line basis. During the years ended December 31, 2004 and 2005, we amortized $92,000 and $1.3 million of deferred stock-based compensation, leaving approximately $8.5 million to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all outstanding option grants made through December 31, 2005 is expected to be amortized as follows: $2.6 million in 2006, $2.4 million in 2007, $2.3 million in 2008, and $1.2 million in 2009.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, we had issued performance based stock option awards to purchase 150,000 shares of our common stock that are subject to variable accounting treatment. Commencing with the probability of attainment of the respective performance goals, we measure the additional compensation each period based on the incremental difference between the reassessed fair value of the shares and the exercise price of the stock options. As a result of the reassessed fair value, we recorded $21,000 and $41,000 of stock-based compensation expense during the years ended December 31, 2004 and 2005, respectively, and is included in the stock-based compensation amounts discussed above.

We account for stock compensation arrangements with non-employees in accordance with SFAS 123, as amended by SFAS 148, and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we use the contractual term of the option, the expected volatility of the price of our common stock, risk free interest rates and expected dividend yield of our common stock. Non-employee stock options have a contractual term of ten years, expected volatility of 100% and no dividend yield. Stock compensation expense associated with non-employees has been immaterial to date.

Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments may result in more or less stock-based compensation expense than originally estimated or recorded, with a corresponding increase or decrease in compensation expense in the statement of operations. Ultimately, the final compensation charge for each option grant to non-employees is unknown until those options have vested or services have been completed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As discussed, we account for employee stock options using the intrinsic value method in accordance with APB, Opinion No. 25, or FIN 44, and have adopted the disclosure-only provisions of SFAS No. 123 and SFAS 148. The information regarding net loss as required by SFAS 123 has been determined as if we had accounted for our employee stock options under the minimum value method of computing fair value under SFAS No. 123. For pro forma disclosures, the estimated fair value of the options is amortized using the straight-line method over the vesting period, typically four years. The following table illustrates the effect on net loss and loss per share if we had accounted for our stock option and stock purchase plans under the fair value method of accounting:

	Year ended December 31,
	2003	2004	2005
	(in thousands, except per share data)
Net loss, as reported	$(3,974)	$(9,827)	$(17,426)

Add: Employee stock-based compensation expense reported in net loss	—	92	1,287
Deduct: Employee stock-based compensation expense determined under the fair value based method for awards, net of related tax effects	(96)	(148)	(1,390)

Pro forma net loss	$(4,070)	$(9,883)	$(17,529)

Loss per common share basic and diluted:
As reported	$(1.82)	$(1.71)	$(1.85)

Pro forma	$(1.86)	$(1.72)	$(1.86)

We estimate the fair value of our options using a Black-Scholes option value model using the minimum value method, which assumes a volatility factor of 0%. The fair value of options granted was estimated at the date of grant using the following assumptions:

	Year ended December 31,
	2003	2004	2005
Employee and Director Stock Options
Expected life in years	4.0	4.0	4.0
Risk-free interest rate	4.4%	3.4%	4.4%
Volatility	0%	0%	0%
Dividend yield	—	—	—
Weighted average fair value of grants	$0.01	$0.27	$1.84

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition, and we will no longer be able to apply the intrinsic value method but instead must calculate the fair value of our employee stock options using an estimated volatility rate. SFAS 123R will be effective for us beginning January 1, 2006. We are planning to adopt SFAS 123R using the modified prospective transition method. Under that transition method, beginning January 1, 2006, compensation cost recognized will include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value in accordance with the provisions of APB 25, and (b) compensation cost for all share-based payments

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will increase our operating loss and our net loss per common share.

Inventory Valuation

Inventories consist primarily of hardware and related component parts and are stated at the lower of cost (on a first-in, first-out basis) or market. A large portion of our inventory relates to evaluation units located at customer locations as some of our customers test our equipment prior to purchasing. Inventory that is obsolete or in excess of our forecasted demand is written down to estimated realizable value based on historical usage, expected demand, and evaluation unit conversion rate and age. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. Inventory write-downs are reflected as cost of product and amounted to approximately $0, $174,000 and $772,000 in 2003, 2004 and 2005, respectively.

Allowances for Doubtful Accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. The allowance for doubtful accounts was approximately $31,000 and $90,000 at December 31, 2004 and 2005, respectively.

Warranty Reserve

Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment to the end-user customer for hardware and 90 days for software. For existing products, the reserve is estimated based on actual historical experience. For new products, the warranty reserve is based on historical experience of similar products until such time as sufficient historical data has been collected for the new product. To date, we have not experienced significant warranty-related matters. Warranty reserves amounted to approximately $45,000 and $138,000 at December 31, 2004 and 2005, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, are stated at cost, which approximates fair value.

Deferred Inventory Costs

When our products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria in SOP 97-2, we also defer the related inventory costs for the delivered items in accordance with Accounting Research Bulletin 43 Restatement and Revision of Accounting Research Bulletins.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting for Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax bases of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. Investment policies have been implemented that limit investments to investment grade securities. The risk with respect to trade receivables is mitigated by credit evaluations we perform on our customers and by the diversification of our customer base. Collateral is not required for trade receivables. In 2004, we had one customer that represented 10.4% of revenues. In 2005, we did not have any customer that represented more than 10% of our revenue. We outsource the production of our hardware to third party manufacturing facilities. Through December 31, 2005, we had no long term contractual commitment with any manufacturer.

Foreign Currency Translation

While the majority of our contracts are denominated in United States dollars, we have operating expenses in various foreign currencies. The functional currency of a foreign operation is the local country’s currency. Consequently, expenses of operations outside the United States are translated into United States dollars using average exchange rates for the period reported while assets and liabilities of operations outside the United States are translated into United States dollars using end of period exchange rates. The effects of foreign currency translation adjustments not affecting accumulated deficit are included in stockholders’ equity (deficit) as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of other comprehensive income and net loss. Other comprehensive income includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income. Comprehensive income (loss) has been reflected in the consolidated statements of convertible preferred stock and stockholders’ equity (deficit).

Accumulated other comprehensive income (loss) totaled $0, $6,000, and $58,000 for each of the years ended December 31, 2003, 2004 and 2005, respectively, resulting entirely from cumulative foreign currency translation.

Impairment of Long-Lived Assets

We review long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We assess these assets for impairment based on estimated undiscounted future cash flows from these assets. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. To date we have not recognized any impairment loss for long-lived assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $37,000, $379,000 and $836,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

Research and Development

All costs to develop our products are expensed as incurred. Software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. Generally, our products are released soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed as incurred.

Freestanding Preferred Stock Warrants

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Under Statement 150, the freestanding warrants that are related to our convertible preferred stock are classified as liabilities on the consolidated balance sheet. The warrants will be subject to re-measurement at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net. We will continue to adjust the liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time the liability will be reclassified as common stock and additional paid-in-capital.

Unaudited Pro Forma Stockholders’ Equity

If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 35,703,121 shares of common stock based on the shares of convertible preferred stock outstanding at December 31, 2005. In addition, the preferred stock warrant liability of $594,000 would be reclassified to common stock and additional paid- in-capital. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the convertible preferred stock and preferred stock warrants, is set forth on the consolidated balance sheet.

2.    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. This Staff Position affirms that such warrants are subject to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under Statement 150, the freestanding warrants that are related to our convertible preferred stock are liabilities that should be recorded at fair value. As discussed in Note 11, we previously accounted for freestanding warrants for the purchase of our convertible preferred stock under EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” We adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $510,000, or $0.05 per share. The impact consists of a $280,000 cumulative charge for adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$230,000 of additional expense that has been recorded in other income (expense), net to reflect the increase in fair value between July 1, 2005 and December 31, 2005.

The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

	Year ended December 31,
	2003	2004	2005
	(shares in thousands)
Net loss per common share, basic and diluted:
Loss before cumulative effect of change in accounting principle	$(1.82)	$(1.71)	$(1.82)
Cumulative effect of change in accounting principle	—	—	(0.03)

Net loss	$(1.82)	$(1.71)	$(1.85)

Shares used in computing basic and diluted net loss per common share	2,189	5,760	9,401

The pro forma effect of the adoption of Statement 150 on our results of operations for 2003, 2004 and 2005, if applied retroactively, assuming Statement 150 had been adopted in those years, has not been disclosed, as these amounts would not be materially different from the reported amounts.

3.    NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and convertible preferred stock.

Pro forma basic and diluted net loss per common share have been computed to give effect to convertible preferred stock outstanding as of December 31, 2005 that will convert to common stock upon the consummation of our initial public offering using the as-converted method.

The following table sets forth the computation of loss per share:

	Year ended December 31,
	2003	2004	2005
	(in thousands, except per share data)
Net loss	$(3,974)	$(9,827)	$(17,426)

Weighted average common shares outstanding net of weighted-average common shares subject to repurchase	2,189	5,760	9,401

Basic and diluted net loss per common share	$(1.82)	$(1.71)	$(1.85)

Basic and diluted weighted-average shares used above			9,401
Pro forma adjustments to reflect assumed conversion of convertible preferred stock (unaudited)			35,704

Shares used in computing pro forma net loss per common share (unaudited)			45,105

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.39)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following outstanding options, common stock subject to repurchase and convertible preferred stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect:

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Options to purchase common stock and common stock subject to repurchase	8,187	7,264	8,113
Convertible preferred stock (as converted basis)	26,358	35,704	35,704
Convertible preferred stock warrants (as converted basis)	33	133	133

4.    CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency discount notes, money market mutual funds and other money market securities with original maturities of 90 days or less. The carrying value of cash and cash equivalents at December 31, 2004 and 2005 was approximately $23.4 million and $10.4 million, respectively, and the weighted average interest rates were 1.25% and 3.05%, respectively. The carrying value approximates fair value at December 31, 2004 and 2005.

Restricted Cash

Pursuant to certain lease agreements and as security for our merchant services agreement with our financial institution, we are required to maintain cash reserves, classified as restricted cash. Current restricted cash totaled $66,000 and $122,000 at December 31, 2004 and 2005, respectively, and long-term restricted cash totaled $0 and $85,000 at December 31, 2004 and 2005, respectively.

5.    INVENTORY

Inventories consist primarily of hardware and related component parts and are stated at the lower of cost (on a first-in, first-out basis) or market. Inventory is comprised of the following:

	December 31,
	2004	2005
	(in thousands)
Raw materials	$87	$772
Finished goods	684	2,758

Total	$771	$3,530

6.    FIXED ASSETS

Fixed assets are stated at the lower of cost or net realizable value. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which is typically two to three years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Repair and maintenance costs are expensed as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fixed assets consisted of the following:

	Estimated Useful Lives	December 31,
		2004	2005
		(in thousands)
Computer hardware	3 years	$511	$1,022
Computer software	2-3 years	—	69
Research and development lab equipment	3 years	438	1,706
Office equipment, furniture and fixtures	3 years	74	360
Leasehold improvements	2-3 years	38	183

Total fixed assets		1,061	3,340
Accumulated depreciation and amortization		(301)	(1,016)

Fixed assets, net		$760	$2,324

7.    DEFERRED REVENUE

Deferred revenue consisted of the following:

	December 31,
	2004	2005
	(in thousands)
Support	$227	$2,412
Product	359	2,479

Deferred revenue, current	586	4,891

Support, non-current	125	288
Product, non-current	169	420

Deferred revenue, non-current	294	708

Total deferred revenue	$880	$5,599

Deferred support revenue represents customer payments made in advance for annual support contracts. Support contracts are typically billed on a per annum basis in advance and revenue is recognized ratably over the support period. Deferred product revenue consists of the following: revenue on transactions sold through resellers prior to the third quarter of 2005 as VSOE of fair value of support had not been established prior to that time for our reseller customer class, and revenue related to sales where an undelivered element exists for which we do not have VSOE of fair value or other revenue recognition criteria have not been met. Deferred product revenue for resellers prior to the third quarter of 2005 and related to reseller demonstration products is recognized ratably over the contractual term of the related support / demonstration agreement. Other deferred product revenue is recognized upon meeting all revenue recognition criteria.

8.    DEBT

On March 31, 2003, we entered into a loan and security agreement with a financial institution for a credit facility not to exceed $500,000. We made six borrowings on the credit facility during 2003 for a total of approximately $481,000. The credit facility provided the financial institution with a blanket lien on substantially all of our assets excluding intellectual property, and a requirement that we not pledge

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intellectual property assets to any third party. Interest was computed per annum as the rate on a 30 year treasury note plus 4.5%. We settled all obligations under this loan and security agreement on June 4, 2004. The weighted average interest rate for 2004 on this facility was 12.9%.

In connection with the loan and security agreements dated March 31, 2003, we issued warrants to purchase shares of our Series A convertible preferred stock. See Note 11.

On June 7, 2004, we entered into a loan and security agreement with a financial institution for a credit facility not to exceed $2.5 million. The credit facility provided the financial institution with a blanket lien on substantially all of our assets excluding intellectual property. The agreement requires payments of interest only through December 31, 2005 with principal payments to be made in 24 equal installments beginning January 1, 2006. Interest is computed per annum as 9% plus the amount that the prime rate exceeds 4%. Borrowings were made during 2004 and 2005 for a total of $1.4 million and $1.0 million, respectively. The weighted average interest rate for this credit facility in 2004 and 2005 was 11.0% and 12.1%, respectively.

In connection with the loan and security agreement dated June 7, 2004, we issued warrants to purchase shares of our Series B convertible preferred stock. The unamortized balance of the warrants is recorded as an offset to debt in the accompanying consolidated balance sheets. Amortization of the warrants is recorded as interest expense. See Note 11.

We were in compliance with all debt covenants at December 31, 2004 and 2005.

Debt consisted of the following:

	December 31,
	2004	2005
	(in thousands)
Debt	$1,434	$2,500
Less current maturities	—	1,250

Long-term debt	1,434	1,250

Unamortized portion of warrants	(60)	(39)

Total long-term debt	$1,374	$1,211

9.    GUARANTEES

Our agreements with customers, as well as our reseller agreements, generally include certain provisions for indemnifying customers and resellers and their affiliated parties against liabilities if our products infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.    LEASE COMMITMENTS

We lease our facilities under non-cancelable operating lease agreements. Future minimum commitments for these operating leases in place as of December 31, 2005 with a remaining non-cancelable lease term in excess of one year are as follows:

Year Ending December 31,	Amount
(in thousands)
2006	$859
2007	371
2008	250
2009	250
2010	21

Total	$1,751

The terms of certain lease agreements provide for rental payments on a graduated basis. We recognize rent expense on the straight-line basis over the lease period and have accrued for rent expense incurred but not paid. Rent expense under operating leases for the years ended December 31, 2003, 2004 and 2005, was $103,000, $330,000 and $763,000 respectively.

11.    CONVERTIBLE PREFERRED STOCK AND COMMON STOCK

Convertible Preferred Stock:    The following table summarizes convertible preferred stock authorized and issued as of December 31, 2005:

	Date of Issuance	Shares Authorized	Shares Issued	Net Proceeds	Aggregate Liquidation Preference
		(in thousands)
Series A	Nov 2002, Dec 2002 and Jan 2003	14,429	14,396	$6,494	$6,550
Series B	Dec 2003	12,062	11,962	9,945	10,000
Series C	Dec 2004	10,514	9,346	19,946	20,000

		37,005	35,704	$36,385	$36,550

The rights, preferences, and privileges of the convertible preferred stock are as follows:

Conversion:    Each share of preferred stock is convertible, at the option of the holder, into common stock initially at a rate of 1:1, subject to adjustments for future dilution. Each share of preferred stock automatically converts into common stock, at the then applicable conversion rate, upon an underwritten public offering of our common stock at a price per share that is not less than $4.28 per share and with aggregate proceeds in excess of $25,000,000 or upon the consent of the holders of a majority of the then outstanding shares of preferred stock. The conversion rate of each share of preferred stock is subject to adjustment in the event of, among other things, certain dilutive issuances of stock, business combinations, stock splits and stock dividends.

Voting:    The holders of each share of preferred stock are entitled to one vote for each share of common stock into which such share may be converted.

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends:    Stockholders of the Series A, Series B, and Series C convertible preferred stock are entitled to receive non-cumulative dividends as, if and when declared by the Board of Directors out of any assets legally available, prior to and in preference to any declaration or payment of any dividend on the common stock. The dividend rate for Series A, Series B and Series C convertible preferred stock per share per annum is up to $0.036, $0.067 and $0.1712 per share, respectively. No dividends had been declared as of December 31, 2005.

Liquidation:    In the event we liquidate, dissolve or wind up, whether voluntarily or involuntarily, and upon certain other defined events, the holders of the Series A, Series B and Series C shares are entitled to receive, prior and in preference to any distribution to the holders of the common stock, $0.455, $0.836, and $2.14, respectively, for each share of such preferred stock (each as adjusted for any stock dividends, combinations, stock splits, subdivisions, recapitalizations or the like with respect to such series of preferred stock), plus all declared but unpaid dividends on each such share. After payment to the holders of preferred stock of the full preferential amounts, the remaining proceeds available for distribution to stockholders shall be distributed with equal priority among the holders of preferred stock, as if converted to common stock, and common stock in proportion to the number of shares of common stock held by each up to a maximum of $0.91 per share for Series A convertible preferred stock, $1.672 per share of Series B convertible preferred stock and $3.21 per share of Series C convertible preferred stock (inclusive of the amounts that were paid based on the original issue price).

A liquidation or winding up of the company, a greater than 50% change in control or a sale of substantially all of our assets would constitute a redemption event. As the redemption event is outside our control, all shares of preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, we have elected not to adjust the carrying values of the Series A, Series B and Series C convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

Warrants:    On March 31, 2003, we issued a warrant for the purchase of 32,967 shares of Series A convertible preferred stock with an exercise price of $0.455 per share. The warrant was issued in connection with the signing of a loan and security agreement with a financial institution. The warrant was fully vested upon issuance and expires ten years from the date of issuance. In connection with the issuance of this warrant, we computed the fair value of the warrant using a Black-Scholes pricing model with the following assumptions: contractual term of ten years; expected volatility of 100%; risk free interest rate of 4.21%; and no dividends during the contractual term. The fair value of the warrant was approximately $14,000 which was amortized to interest expense over the life of the loan and security agreement which was fully settled in 2004.

On June 7, 2004, we issued warrants for the purchase of 100,000 shares of Series B convertible preferred stock with an exercise price of $0.836 per share. The warrants were issued in connection with the signing of a loan and security agreement with a financial institution. The warrants were fully vested upon issuance and expire seven years from the date of issuance. In connection with the issuance of these warrants, we computed the fair value of the warrant using a Black-Scholes pricing model with the following assumptions: contractual term of seven years; expected volatility of 100%; risk free interest rate of 4.35%; and no dividends during the contractual term. The total fair value of the warrant was $70,000 which is being amortized to interest expense over the life of the loan and security

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreement. The unamortized warrant balance of $60,000 and $39,000 at December 31, 2004 and 2005, respectively is recorded as an offset to debt on the accompanying consolidated balance sheet.

As discussed in Note 2, in 2005 we have reclassified the convertible preferred stock warrants as a current liability and began adjusting the warrants to fair value at each reporting period.

For the years ended December 31, 2003, 2004 and 2005, $3,000, $22,000 and $21,000 of warrant amortization, respectively, is included in interest expense.

Common Stock:    On May 23, 2002, we issued 10,000,000 shares of common shares to our founders at $0.001 per share. These shares are subject to our right of repurchase which expires 25% after one year of service and then ratably in equal monthly installments over the remainder of the 48-month period beginning on the vesting commencement date. Upon the occurrence of certain events including the purchaser’s termination of service, any unvested shares may be repurchased by us at the issuance price. At December 31, 2004 and 2005, there were 3,541,000 and 1,042,000 founders shares subject to repurchase, respectively.

Stock Plan

In July 2002, the Board of Directors adopted the 2002 Stock Plan (Plan). Under the Plan, as of December 31, 2005, up to 9,712,743 shares of our common stock, in the form of both incentive and nonqualified stock options, may be granted to eligible employees, directors and consultants. The Plan provides that grants of incentive stock options will be made at no less than the estimated fair value of our common stock (no less than 85% of the fair value for nonqualified stock options), as determined by the Board of Directors at the date of grant. Vesting and exercise provisions are determined by the Board of Directors at the time of grant. Options typically vest with respect to 25% of the shares one year after the options’ vesting commencement date and the remainder ratably on a monthly basis over the following three years. Options granted under the Plan have a maximum term of ten years. Most options under the Plan can be exercised at any time but any unvested stock issued under the Plan is subject to repurchase by us.

In 2003, 2004 and 2005, we issued 1,653,000, 1,724,000 and 3,652,000 shares, respectively, of common stock to our employees at exercise prices ranging from $0.05 to $1.75 per share, respectively, on the exercise of common stock options. These shares are subject to our right of repurchase, which primarily expires 25% after one year of service and then ratably in equal monthly installments over the remainder of the 48-month period beginning with each employee’s start date. Upon the occurrence of certain events, including the purchaser’s termination of service, any unvested shares may be repurchased by us at the issuance price.

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables summarize information about stock options outstanding:

	Shares Available	Options Outstanding	Weighted Average Exercise Price Per Share
	(in thousands, except per share amounts)
Balance, December 31, 2002	4,286	—	$0.00
Granted	(2,318)	2,318	$0.05
Exercised	—	(1,653)	$0.05
Canceled	15	(15)	$0.05

Balance, December 31, 2003	1,983	650	$0.05
Additional options authorized	813	—	—
Granted	(2,415)	2,415	$0.10
Exercised	—	(1,724)	$0.10
Repurchased	105	—	$0.05
Canceled	160	(160)	$0.06

Balance, December 31, 2004	646	1,181	$0.08
Additional options authorized	4,613	—	—
Granted	(5,407)	5,407	$0.66
Exercised	—	(3,652)	$0.26
Repurchased	203	—	$0.09
Canceled	138	(138)	$0.19

Balance, December 31, 2005	193	2,798	$0.96

The range of exercise prices for options outstanding at December 31, 2005 was $0.05 to $1.75.

Range of Exercise Price	Options Outstanding as of December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share
	(in thousands)	(in years)
$0.05 – $0.10	421	8.49	$0.10
0.28 – 0.60	1,165	9.43	$0.44
1.75	1,212	9.97	$1.75

0.05 – 1.75	2,798	9.52	$0.96

Exercisable	2,086	9.49	$0.90
Not exercisable	712	9.66	$1.11

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the pro forma calculation, the per share weighted-average fair value of options granted are as follows:

	Year ended December 31,
	2003	2004	2005
Weighted-average fair value:
Options granted below reassessed value	—	$0.36	$1.84
Options granted equal to reassessed value	$0.01	$0.02	—
Weighted-average exercise price:
Options granted below reassessed value	—	$0.10	$0.66
Options granted equal to reassessed value	$0.05	$0.10	—

At December 31, 2004 and 2005, there were 2,540,000 and 4,273,000 shares subject to repurchase under all common stock repurchase agreements, respectively. The cash received from the sale of these shares is initially recorded as a liability and is subsequently reclassified to common stock as the shares vest. At December 31, 2004 and 2005, there were $213,000 and $925,000, respectively, recorded in accrued liabilities related to the issuance of these shares.

Shares of Common Stock Reserved for Future Issuance

At December 31, 2005, we had shares of common stock reserved for future issuance as follows (in thousands):

Shares outstanding
Unvested shares subject to repurchase	5,315
Outstanding stock options	2,798
Reserved for future grants	193
Conversion of preferred stock	35,704
Conversion of preferred stock warrants	133

Total	44,143

12.    INCOME TAXES

The following is a geographical breakdown of the provision for income taxes:

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Domestic	$—	$—	$—
Foreign	—	5	55

Total	$—	$5	$55

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the deferred tax assets and liabilities consist of the following:

	December 31,
	2004	2005
	(in thousands)
Deferred tax assets:
Accruals and allowances	$235	$825
Differences in timing of revenue recognition		3,479
Depreciation and amortization	—	3
Tax credits	509	927
Net operating loss carryforwards	5,291	7,377

Total deferred tax assets	6,035	12,611
Less: valuation allowance	(6,035)	(12,611)

Net deferred tax asset	$—	$—

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented other than foreign provisions for income tax. As of December 31, 2005, we had net operating loss carryforwards for both federal and state income tax purposes of $18.5 million. We also had federal research and development tax credit carryforwards of approximately $566,000 and state research and development tax credit carryforwards of approximately $547,000. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal and state net operating loss and tax credit carryforwards will expire between 2013 and 2025. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering.

13.    SEGMENT INFORMATION

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. Our Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, we are considered to be in a single reporting segment and operating unit structure.

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue by geography is based on the billing address of the customer. The following table sets forth revenue and long-lived assets by geographic area:

Revenue

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Domestic revenue	$—	$2,206	$18,866
International revenue	—	356	4,075

Total revenue	$—	$2,562	$22,941

Long-lived Assets

	As of December 31,
	2003	2004	2005
	(in thousands)
Domestic long-lived assets	$404	$760	$2,307
International long-lived assets	—	—	17

Total long-lived assets	$404	$760	$2,324

14.    EMPLOYEE BENEFIT PLAN

We have a 401(k) plan covering all eligible employees. We are not required to contribute to the plan and have made no contributions through December 31, 2005.

15.    LEGAL MATTERS

From time to time, we may be involved in various legal proceedings arising in the ordinary course of business. There are no matters at December 31, 2005 that, in the opinion of management, might have a material adverse effect on our financial position, results of operations or cash flows.

16.    SUBSEQUENT EVENTS

In February 2006, we issued 3,738,318 shares of Series D convertible preferred stock for approximately $20.0 million in cash (less issuance costs of $85,000). The terms of the Series D convertible preferred stock are substantially the same as the Series A, Series B and Series C convertible preferred stock except that the dividend rate for the Series D convertible preferred stock is $0.428 per share and the liquidation preference is $5.35 per share with a maximum participation amount of $8.025 per share. Each share of preferred stock automatically converts into common stock, at the then applicable conversion rate, upon an underwritten public offering of our common stock at a price per share that is not less than $8.025 per share and with aggregate proceeds in excess of $25,000,000 or upon the consent of the holders of a majority of the then outstanding shares of preferred stock. On April 18, 2006, we received the consent of the holders of a majority of the outstanding shares of our preferred stock to convert their shares immediately prior to the successful completion of an initial public offering, provided that the offering occurs no later than December 31, 2006.

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On February 9, 2006, our Board of Directors authorized an additional 500,000 shares of common stock to be issued under the 2002 Stock Plan. On March 28, 2006, our Board of Directors authorized an additional 15,000 shares of common stock to be issued under the 2002 Stock Plan. On April 12, 2006, our Board of Directors authorized an additional 1,800,000 shares of common stock to be issued under the 2002 Stock Plan.

On April 12, 2006, our Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of our common stock.

On April 12, 2006, our Board of Directors approved the 2006 Equity Incentive Plan, the 2006 Director Option Plan and the 2006 Employee Stock Purchase Plan. A total of 5,000,000 shares of common stock were reserved for future issuance under these plans which will become effective on the effective date of our initial public offering.

17.    NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS 123R), Share-Based Payment, that addresses the accounting for stock-based compensation for employees and non-employees. SFAS 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. SFAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. In April 2005, the Securities and Exchange Commission amended the compliance dates for SFAS 123R. In accordance with this amendment, we will adopt the requirements of SFAS 123R beginning January 1, 2006.

After this offering, we anticipate that we will grant stock options with no intrinsic value and expect to continue to do so in the foreseeable future. As the fair values of these options on the dates of grant are and will be significantly greater than the related intrinsic values, we will recognize significantly greater stock-based compensation after the adoption of SFAS 123R than we would have recognized had we continued to apply APB 25. The stock-based compensation we will recognize after the adoption of SFAS 123R will also be affected by the number and type of stock-based awards granted in the future and the assumptions used under a Black-Scholes Merton method for determining the fair values of options.

We currently anticipate that we will adopt the provisions of SFAS 123R using the modified-prospective-transition method. Under this method, we will recognize stock-based compensation over the related service periods for any stock-awards issued after December 31, 2005, as well as for all stock awards issued prior to January 1, 2006 for which the requisite service has not been provided as of the date we adopt the requirements of SFAS 123R. Stock-based compensation will be measured based on the fair values of all stock awards on the dates of grant.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of Accounting Principles Board Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (SFAS 154). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires

RIVERBED TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. We do not believe that the adoption of SFAS 154 on January 1, 2006 will have a material effect on our financial position, cash flows or results of operations.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Riverbed Technology, Inc.

Common Stock

Goldman, Sachs & Co.

Citigroup

Deutsche Bank Securities

Thomas Weisel Partners LLC

Representatives of the Underwriters

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration fee		$7,999
NASD filing fee		7,975
Nasdaq Global Market listing fee		150,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and such other key employees in connection with a legal proceeding.

Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement contained in Exhibit 4.3 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our amended and restated investors’ rights agreement.

Item 15.    Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

1.    We granted direct issuances or stock options to purchase 11,254,750 shares of our common stock at exercise prices ranging from $0.05 to $4.50 per share to employees, consultants, directors and other service providers under our 2002 Stock Plan. We did not grant any direct issuances or stock options outside of the 2002 Stock Plan.

2.    We issued and sold an aggregate of 7,150,331 shares of our common stock to employees, consultants, and other service providers for aggregate consideration of approximately $1,315,550 under direct issuances or exercises of options granted under our 2002 Stock Plan. We did not issue or sell any shares of our common stock to employees, consultants, and other service providers outside of the 2002 Stock Plan.

3.    On January 13, 2003, we issued and sold 109,890 shares of our Series A convertible preferred stock to an institutional investor in the final closing of our Series A convertible preferred stock financing in which we sold an aggregate of 14,395,604 shares of our Series A convertible preferred stock.

4.    On December 19, 2003, we issued and sold 11,961,721 shares of our Series B convertible preferred stock to seventeen institutional and individual investors for an aggregate purchase price of approximately $10,000,000.

5.    On December 10, 2004, we issued and sold 9,345,796 shares of our Series C convertible preferred stock to seventeen institutional and individual investors for an aggregate purchase price of approximately $20,000,000.

6.    On February 10, 2006, we issued and sold 3,738,318 shares of our Series D convertible preferred stock to eighteen institutional investors for an aggregate purchase price of approximately $20,000,000.

7.    On March 31, 2003, we issued a warrant to purchase 32,967 shares of Series A convertible preferred stock to an institutional investor in connection with a loan transaction for consideration of $1.

8.    On June 7, 2004, we issued warrants to purchase 100,000 shares of Series B convertible preferred stock to two institutional investors in connection with a loan transaction for aggregate consideration of $100.

The sale of securities described in Items 15(1) and (2) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items 15(3)-(8) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation.
3.2	Form of Restated Certificate of Incorporation to be effective upon closing.
3.3	Bylaws.
3.4	Form of Amended and Restated Bylaws to be effective upon closing.
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
4.2*	Form of Common Stock certificate.
4.3	Amended and Restated Investors’ Rights Agreement, dated February 10, 2006, by and among the Registrant and the investors listed on the signature pages thereto.
5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors, executive officers and certain key employees.
10.2	Riverbed Technology, Inc. 2002 Stock Plan.
10.3	Form of 2002 Stock Plan Stock Option Agreement.
10.4	Form of 2002 Stock Plan Stock Option Agreement (Officers and Key Employees).
10.5	2006 Equity Incentive Plan and form of agreement thereunder.
10.6	2006 Director Option Plan and forms of agreements thereunder.
10.7	2006 Employee Stock Purchase Plan.
10.8	Warrant to Purchase Stock issued March 31, 2003 to Silicon Valley Bank.
10.9	Preferred Stock Purchase Warrant issued June 7, 2004 to Lighthouse Capital Partners IV, L.P.
10.10	Preferred Stock Purchase Warrant issued June 7, 2004 to Lighthouse Capital Partners V, L.P.
10.11	501 Second Street Office Lease, dated January 23, 2003, between 501 Second Street Associates, LLC and the Registrant.
10.12	First Amendment of Lease, dated January 16, 2004, between 501 Second Street Associates, LLC and the Registrant.
10.13	Second Amendment of Lease, dated June 9, 2004, between 501 Second Street Associates, LLC and the Registrant.
10.14	Third Amendment of Lease, dated May 24, 2005, between 501 Second Street Associates, LLC and the Registrant.

Exhibit No.	Description
10.15	Legacy Shoreline Center Office Lease, dated November 30, 2005, between WXIII/Crittenden Realty A/B LLC and the Registrant.
10.16*	OEM Purchase Agreement, dated January 31, 2006, between McDATA Corporation and the Registrant.
10.17*	Software License and Distribution Agreement, dated March 16, 2005, between Hewlett-Packard Company and the Registrant.
10.18	Loan and Security Agreement, dated June 7, 2004, between Lighthouse Capital Partners V, L.P. and the Registrant.
10.19	Amendment No. 01, dated September 30, 2004, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P.
10.20	Amendment No. 02, dated February 4, 2005, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P.
10.21	Amendment No. 03, dated September 14, 2005, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P.
10.22	Stock Purchase Agreement, dated May 23, 2002, between Steven McCanne and Registrant.
10.23	Stock Restriction Agreement, dated November 7, 2002, among Steven McCanne, Steven McCanne and Tamara R. White, Trustees of the McCanne Family Trust dated July 8, 2002, and Registrant.
10.24	Notice of Stock Option Grant and Stock Option Agreement, dated May 12, 2005, with Steven McCanne.
10.25	Stock Purchase Agreement, dated May 23, 2002, between Kennelly Partners, L.P. and Registrant.
10.26	Stock Restriction Agreement, dated November 7, 2002, among Jerry Kennelly, Kennelly Partners, L.P. and the Registrant.
10.27	Notice of Stock Option Grant and Stock Option Agreement, dated May 12, 2005, with Jerry Kennelly.
10.28	Offer Letter with Randy S. Gottfried, dated January 21, 2004.
10.29	Offer Letter with Eric Wolford, dated April 10, 2003.
10.30*	General Release Agreement, dated January 12, 2006, between William Messer and the Registrant.

10.31	Notice of Stock Option Grant and Stock Option Agreement, dated March 16, 2005, with Stanley J. Meresman.

10.32*	Notice of Stock Option Grant and Stock Option Agreement, dated March 28, 2006, with Michael R. Kourey.

10.33*	Notice of Stock Option Grant and Stock Option Agreement, dated April 12, 2006, with Michael R. Kourey.
16.1	Letter from Deloitte & Touche LLP.
21.1	List of subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.3*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.

(b) Financial Statement Schedules

The following schedule is filed as part of this registration statement:

Schedule II – Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Additions Charged to Operations	Write- offs	Ending Balance
	(in thousands)
Trade receivable allowances year ended (1):
December 31, 2004	$—	$31	$—	$31

December 31, 2005	$31	$75	$(16)	$90

(1)	We had no trade receivables prior to 2004.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 20th day of April, 2006.

RIVERBED TECHNOLOGY, INC.

By:	/S/ JERRY M. KENNELLY
Jerry M. Kennelly President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jerry M. Kennelly and Randy S. Gottfried, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ JERRY M. KENNELLY Jerry M. Kennelly	President, Chief Executive Officer and Chairman (Principal Executive Officer)	April 20, 2006

/S/ RANDY S. GOTTFRIED Randy S. Gottfried	Chief Financial Officer (Principal Financial and Accounting Officer)	April 20, 2006

/S/ STEVEN MCCANNE Steven McCanne	Chief Technology Officer and Director	April 20, 2006

/S/ MICHAEL R. KOUREY Michael R. Kourey	Director	April 20, 2006

/S/ STANLEY J. MERESMAN Stanley J. Meresman	Director	April 20, 2006

/S/ BLAKE G. MODERSITZKI Blake G. Modersitzki	Director	April 20, 2006

/S/ CHRISTOPHER J. SCHAEPE Christopher J. Schaepe	Director	April 20, 2006

/S/ JAMES R. SWARTZ James R. Swartz	Director	April 20, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation.

3.2	Form of Restated Certificate of Incorporation to be effective upon closing.

3.3	Bylaws.

3.4	Form of Amended and Restated Bylaws to be effective upon closing.

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2*	Form of Common Stock certificate.

4.3	Amended and Restated Investors’ Rights Agreement, dated February 10, 2006, by and among the Registrant and the investors listed on the signature pages thereto.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors, executive officers and certain key employees.

10.2	Riverbed Technology, Inc. 2002 Stock Plan.

10.3	Form of 2002 Stock Plan Stock Option Agreement.

10.4	Form of 2002 Stock Plan Stock Option Agreement (Officers and Key Employees).

10.5	2006 Equity Incentive Plan and form of agreement thereunder.

10.6	2006 Director Option Plan and forms of agreements thereunder.

10.7	2006 Employee Stock Purchase Plan.

10.8	Warrant to Purchase Stock issued March 31, 2003 to Silicon Valley Bank.

10.9	Preferred Stock Purchase Warrant issued June 7, 2004 to Lighthouse Capital Partners IV, L.P.

10.10	Preferred Stock Purchase Warrant issued June 7, 2004 to Lighthouse Capital Partners V, L.P.

10.11	501 Second Street Office Lease, dated January 23, 2003, between 501 Second Street Associates, LLC and the Registrant.

10.12	First Amendment of Lease, dated January 16, 2004, between 501 Second Street Associates, LLC and the Registrant.

10.13	Second Amendment of Lease, dated June 9, 2004, between 501 Second Street Associates, LLC and the Registrant.

10.14	Third Amendment of Lease, dated May 24, 2005, between 501 Second Street Associates, LLC and the Registrant.

10.15	Legacy Shoreline Center Office Lease, dated November 30, 2005, between WXIII/Crittenden Realty A/B LLC and the Registrant.

10.16*	OEM Purchase Agreement, dated January 31, 2006, between McDATA Corporation and the Registrant.

10.17*	Software License and Distribution Agreement, dated March 16, 2005, between Hewlett-Packard Company and the Registrant.

10.18	Loan and Security Agreement, dated June 7, 2004, between Lighthouse Capital Partners V, L.P. and the Registrant.

10.19	Amendment No. 01, dated September 30, 2004, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P.

Exhibit No.	Description
10.20	Amendment No. 02, dated February 4, 2005, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P.

10.21	Amendment No. 03, dated September 14, 2005, to Loan and Security Agreement with Lighthouse Capital Partners V, L.P.

10.22	Stock Purchase Agreement, dated May 23, 2002, between Steven McCanne and Registrant.

10.23	Stock Restriction Agreement, dated November 7, 2002, among Steven McCanne, Steven McCanne and Tamara R. White, Trustees of the McCanne Family Trust dated July 8, 2002, and Registrant.

10.24	Notice of Stock Option Grant and Stock Option Agreement, dated May 12, 2005, with Steven McCanne.

10.25	Stock Purchase Agreement, dated May 23, 2002, between Kennelly Partners, L.P. and Registrant.

10.26	Stock Restriction Agreement, dated November 7, 2002, among Jerry Kennelly, Kennelly Partners, L.P. and the Registrant.

10.27	Notice of Stock Option Grant and Stock Option Agreement, dated May 12, 2005, with Jerry Kennelly.

10.28	Offer Letter with Randy S. Gottfried, dated January 21, 2004.

10.29	Offer Letter with Eric Wolford, dated April 10, 2003.

10.30*	General Release Agreement, dated January 12, 2006, between William Messer and the Registrant.

10.31	Notice of Stock Option Grant and Stock Option Agreement, dated March 16, 2005, with Stanley J. Meresman.

10.32*	Notice of Stock Option Grant and Stock Option Agreement, dated March 28, 2006, with Michael R. Kourey.

10.33*	Notice of Stock Option Grant and Stock Option Agreement, dated April 12, 2006, with Michael R. Kourey.

16.1	Letter from Deloitte & Touche LLP.

21.1	List of subsidiaries.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.3*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.